UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRIMO WATER CORPORATION

(Name of Subject Company)

PRIMO WATER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74165N105

(CUSIP Number of Class of Securities)

David J. Mills

Chief Financial Officer

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

(336) 331-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sean M. Jones

K&L Gates LLP

214 N. Tryon Street, 47th Floor

Charlotte, NC 28202

(704) 331-7406

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Primo Water Corporation, a Delaware corporation (“Primo” or the “Company”). The address of the Company’s principal executive office is 101 North Cherry Street, Suite 501, Winston-Salem, NC 27101. The telephone number of the Company’s principal executive office is (336) 331-4000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share. As of January 24, 2020, there were 39,788,916 shares of Company common stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1. “Subject Company Information” above, which information is incorporated by reference herein. The Company’s website is www.primowater.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Fore Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Cott Corporation (“Cott”), as disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended, the “Schedule TO”), filed by Cott and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 28, 2020, pursuant to which Cott and Purchaser have offered to acquire all of the issued and outstanding shares of Primo common stock.

The terms and conditions of the offer are set forth in Cott’s prospectus/offer to exchange (the “offer to exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Cott has filed on the date hereof with the SEC, and the related letter of election and transmittal, which together constitute the “offer.”

Each Primo stockholder that participates in the offer will receive, for each share of Primo common stock validly tendered and not validly withdrawn, the following consideration, at the election of the holder:

(i)	$14.00 in cash (the “cash consideration”),

(ii)	1.0229 Cott common shares, no par value per share, plus cash in lieu of any fractional Cott common shares (the “stock consideration”), or

(iii)	$5.04 in cash and 0.6549 Cott common shares (the “mixed consideration”),

in each case, without interest and less any applicable taxes required to be deducted or withheld in respect thereof ((i), (ii), and (iii) as applicable, the “transaction consideration”).

Primo stockholders who tender and do not properly withdraw their Primo shares into the offer and do not make a valid election will receive the mixed consideration for their Primo shares. Primo stockholders who elect the cash consideration or the stock consideration will be subject to proration to ensure that no more than 64.02% of the aggregate consideration in the offer will be paid in Cott common shares and no more than 35.98% of the aggregate consideration in the offer will be paid in cash. A more complete description of the proration procedures is included in the offer to exchange under the caption “Exchange Offer Procedures—Elections and Proration.”

The offer is being made pursuant to an Agreement and Plan of Merger, dated January 13, 2020 and amended January 28, 2020 (as such agreement may be further amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), by and among Cott, Cott Holdings Inc., a wholly owned subsidiary of Cott (“Holdings”), Fore Merger LLC, a wholly owned subsidiary of Holdings (“Merger Sub”), Purchaser and Primo. A more complete description of the merger agreement is described in the offer to exchange under the caption “Merger Agreement” and the merger agreement and the amendment thereto have been filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

If the conditions to the offer are satisfied and the offer closes, Purchaser would acquire any remaining shares of Primo common stock by a merger of Purchaser with and into Primo (the “first merger”), with Primo surviving the first merger as a wholly owned subsidiary of Merger Sub. Immediately following the first merger, Primo will merge with and into Merger Sub, with Merger Sub being the surviving entity (the “second merger” and, together with the first merger, the “mergers”). Primo and Cott intend, for U.S. federal income tax purposes, that the offer and the mergers, taken together, will constitute a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”). Upon completion of the mergers, Primo’s common stock will cease to be traded on The Nasdaq Stock Market LLC.

The obligation of Purchaser to consummate the offer is subject to customary closing conditions, including (i) shares of Primo stock representing at least a majority of the then-outstanding shares of Primo common stock having been validly tendered into (and not properly withdrawn from) the offer prior to the expiration date of the offer (giving effect to any shares issued in respect of equity awards as described in Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”) (which we refer to as the “minimum condition”), (ii) the expiration or termination of the waiting period applicable to the offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the SEC having declared effective under the Securities Act the registration statement on Form S-4 relating to the offer and no stop order suspending the effectiveness of such Form S-4 having been issued by the SEC or proceedings for that purpose having been initiated or threatened by the SEC, (iv) the absence of any injunction or other order issued by a court of competent jurisdiction prohibiting the consummation of the offer or the mergers and (v) other customary conditions set forth in Annex I of the merger agreement. Accordingly, no vote of Primo stockholders will be required in connection with the mergers if Purchaser consummates the offer. The merger agreement contemplates that, if the offer is completed, the first merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of a merger without a stockholder vote as soon as practicable following the successful consummation of an offer for all of the outstanding stock of a corporation that has a class of stock listed on a national securities exchange. The consummation of the offer is not subject to any financing condition.

At the effective time of the first merger (the “first effective time”), each share of Primo common stock issued and outstanding immediately prior to the first effective time (other than certain dissenting, converted and cancelled shares, but including shares paid to a holder of a vested Primo equity-based award (other than deferred stock unit awards) or Primo warrant immediately prior to the first effective time, as described further in the merger agreement) will be converted into the right to receive the transaction consideration (subject to the same proration applicable to the offer as described above), without interest, and net of any shares of Primo common stock equal in value to any applicable tax to be deducted or withheld in respect thereof.

Cott has obtained financing commitments of up to $400,000,000 from Deutsche Bank AG, New York Branch, to support the payment of the cash portion of the transaction consideration.

Purchaser commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”)) the offer on January 28, 2020. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on February 25, 2020, unless extended in accordance with the terms of the offer and the merger agreement and the applicable rules and regulations of the SEC.

Tendered Primo shares may be withdrawn at any time prior to the expiration date. Additionally, if Purchaser has not agreed to accept the shares for exchange prior to February 25, 2020, Primo stockholders may thereafter withdraw their shares from tender at any time after such date until Purchaser accepts the shares for exchange. Once Purchaser accepts shares for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable.

If the number of Primo shares tendered in the offer is insufficient to cause the minimum condition to be satisfied upon expiration of the offer (taking into account any extensions thereof), then (i) neither the offer nor the mergers will be consummated and (ii) Primo’s stockholders will not receive the transaction consideration pursuant to the offer or mergers.

The foregoing summary of the offer, the merger, the merger agreement and the transactions contemplated thereby (which we refer to as the “transactions”) is qualified in its entirety by the more detailed description contained in the offer to exchange, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Primo stockholders. Primo is not asking for a proxy and you are requested not to send Primo a proxy. Any solicitation of proxies that Cott or Primo might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the principal executive offices of Purchaser and Cott are located at 4221 West Boy Scout Blvd., Suite 400, Tampa, FL 33607, and the telephone number of their principal executive offices is (813) 313-1732.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on Primo’s website at www.primowater.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) any of its or their respective executive officers, directors or affiliates or (ii) Cott, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Company’s board of directors (the “Company Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in Item 4. “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Company’s Board Recommendation.”

Arrangements with Cott, Purchaser and Certain of Their Affiliates.

Merger Agreement.

On January 13, 2020, the Company, Cott, Holdings, Purchaser and Merger Sub entered into the merger agreement. The summary and description of the material provisions of the merger agreement contained in “The Merger Agreement” of the offer to exchange and the description of the conditions of the offer contained in “Merger Agreement—Conditions to the Offer” of the offer to exchange are incorporated herein by reference. The summary of the material terms of the merger agreement and the descriptions of the conditions to the offer contained in the offer to exchange and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the merger agreement and the amendment thereto, which are filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

The merger agreement governs the contractual rights among the parties in relation to the offer and the mergers. The merger agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding its terms and is not intended to provide any factual information about Cott or Primo. The representations, warranties and covenants contained in the merger agreement have been made solely for the purposes of the merger agreement and as of specific dates; were solely for the benefit of the parties to the merger agreement; are not intended as statements of fact to be relied upon by stockholders, but rather as a way of allocating the risk between the parties to the merger agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Stockholders are not third-party beneficiaries under the merger agreement except for the right to receive the transaction consideration if the acceptance time occurs and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Cott, Purchaser or Primo. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Cott’s or Primo’s public disclosures.

Tender and Support Agreements and side letters.

On January 13, 2020, in connection with the execution of the merger agreement, Cott and Purchaser entered into separate Tender and Support Agreements (each, a “support agreement” and collectively, the “support agreements”) with each of Primo’s directors and executive officers (collectively, the “supporting stockholders”), who beneficially owned, in the aggregate, approximately 10.4% of Primo common stock, as of January 10, 2020, to commit, among other things, to tender or cause to be tendered all outstanding shares of Primo common stock owned by such supporting stockholder no later than 10 business days following commencement of the offer. In connection with the support agreements, each of Primo’s directors and officers have entered into a side letter (the “side letters”) in which they have agreed to elect the stock consideration in exchange for their tendered shares (except to the extent of mixed consideration shares necessary to ensure that the overall transaction consideration payable to such holder includes sufficient cash to cover such holder’s withholding obligations on shares of Primo common stock vesting immediately prior to or in connection with the closing of the transactions contemplated by the merger agreement).

This summary of the support agreements and side letters does not purport to be complete and is qualified in its entirety by reference to the form of support agreement and form of side letter, which are filed as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreement.

On April 10, 2019, the Company and Cott entered into a Confidentiality Agreement in connection with the consideration of a possible transaction between the Company and Cott. Under the Confidentiality Agreement, the Company and Cott agreed, subject to certain exceptions, to keep confidential certain non-public information concerning the other party. The Confidentiality Agreement also provided for a one-year executive officer non-solicit period and an 18-month standstill period. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement.

On December 23, 2019, the Company and Cott entered into an Exclusivity Agreement, pursuant to which the Company agreed that, until 11:59 p.m. on January 15, 2020, the Company would not, among other things, participate in negotiations or discussions with or provide any information to any other persons in connection with any alternative transaction involving the Company. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Company Board as set forth in Item 4. “The Solicitation or Recommendation—Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the offer and the mergers, which are described below, that may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4. “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation.”

Consideration for Outstanding Shares of Primo Common Stock Tendered Pursuant to the Offer.

Pursuant to the support agreements and the side letters, each of the Company’s directors and executive officers (and their affiliated entities) who own shares of Primo common stock have agreed to tender their Primo shares for purchase pursuant to the offer and to elect to receive stock consideration in exchange for their tendered shares. As of January 24, 2020, the directors and executive officers of the Company beneficially owned, in the aggregate, 3,157,545 of Primo’s outstanding common stock. If the directors and executive officers were to tender all of such Primo shares pursuant to the offer and those shares were accepted for purchase and purchased by Purchaser, the directors and officers (and their affiliated entities) would receive an aggregate of 3,229,853 Cott common shares.

The following table sets forth, as of January 24, 2020, the stock consideration payable in Cott common shares that each executive officer and director would be entitled to receive in respect of his or her outstanding shares of Primo common stock described above if such individual were to tender all of his or her outstanding Primo shares pursuant to the offer and those shares were accepted for purchase and purchased by Purchaser.

Name	Position	Shares of Outstanding Primo Common Stock		Cott Common Shares Payable in Respect of Primo Shares(1)
Billy D. Prim	Executive Chairman, Interim President and Chief Executive Officer	1,907,454		1,951,134
Emma S. Battle	Director	1,796		1,837
Richard A. Brenner	Director	152,095		155,577
Susan E. Cates	Director	28,968		29,631
Jack C. Kilgore	Director	132,255		135,283
Malcolm McQuilkin	Director	443,449		453,603
Charles A. Norris	Director	171,387		175,311
David L. Warnock	Director	12,341		12,623
David J. Mills	Chief Financial Officer	104,207		106,593
David W. Hass	Chief Strategy Officer	203,588	(2)	208,250

Total		3,157,540		3,229,842

(1)	Reflects the number of Cott common shares payable before deducting any applicable tax withholdings.
(2)

Includes 8,000 shares of Primo common stock held in custodial accounts maintained for certain family members of Mr. Hass. Mr. Hass serves as custodian of each custodian account and exercises voting control over such shares.

Consideration for Stock Options.

Immediately prior to the first effective time, the portion of each option to acquire shares of Primo common stock (a “Primo option”) that is then outstanding and unexercised and that has a per-share exercise price less than the amount of the cash consideration, to the extent vested in accordance with its terms as of the first effective time (whether by virtue of prior vesting or upon acceleration of such vesting in connection with the transactions, in accordance with the terms of such option), will be settled and paid to such holder in Primo common stock (net of any shares equal in value to the aggregate exercise price thereof and any applicable tax to be deducted or withheld in respect thereof) at a per-share price equal to the cash consideration, and such holder will have the right to submit an election to receive transaction consideration with respect to such settled and paid Primo shares. Any vested Primo options with a per-share exercise price that is equal to or greater than the cash consideration will be cancelled for no consideration.

At the first effective time, the portion of each Primo option that is outstanding and unexercised as of immediately prior to the first effective time, and has not vested in accordance with its terms, will be cancelled in exchange for an option issued, immediately following the first effective time, under a Cott equity incentive plan, subject to the same vesting schedule in effect immediately prior to the first effective time, in each case, to purchase a number of Cott common shares equal to (a) the number of shares of Primo common stock subject to such unvested portion of such Primo option as of immediately prior to the first effective time, multiplied by (b) the equity award adjustment ratio (after such conversion, “rollover options”), with an exercise price per share equal to (y) the exercise price per share of Primo common stock for which such Primo option was exercisable as of immediately prior to the first effective time, divided by (z) the equity award adjustment ratio. The “equity award adjustment ratio” is equal to 1.0229. The exercise price and the number of Cott common shares purchasable pursuant to the rollover options will be determined in a manner consistent with the requirements of Section 409A of the Code and, in the case of any such rollover option to which Section 422 of the Code applies, the exercise price and the number of Cott common shares purchasable pursuant to such rollover option will be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

The following table sets forth the consideration that certain of the Company’s executive officers and directors would be entitled to receive in respect of his outstanding Primo options pursuant to the merger agreement assuming that the first effective time occurs on March 31, 2020. None of the Company’s executive officers or directors will receive rollover options in respect of unvested Primo options.

Name	Primo Common Stock Payable in Respect of In-the-Money Vested Primo Options(1)
Billy D. Prim	64,013
Richard A. Brenner	18,288
Jack C. Kilgore	18,288
David J. Mills	94,845
David W. Hass	58,099

Total	253,533

(1)	Reflects the number of shares of Primo common stock payable net of the aggregate exercise price of the subject Primo options, but before deducting any applicable tax withholdings.

Consideration for Restricted Stock Units.

Immediately prior to the first effective time, the portion of each Primo restricted stock unit award (“RSU”) that is then outstanding, to the extent vested in accordance with its terms as of the first effective time, will be settled and paid to such holder in Primo common stock (net of any Primo shares equal in value to any applicable tax to be deducted or withheld in respect thereof) at a per-share price equal to the cash consideration, and such holder will have the right to submit an election to receive transaction consideration with respect to such settled and paid shares of Primo common stock.

At the first effective time, the portion of each Primo RSU that is outstanding as of immediately prior to the first effective time that is not vested will be cancelled in exchange for a restricted stock unit award issued, immediately following the first effective time, under a Cott equity incentive plan, subject to the same vesting schedule in effect immediately prior to the first effective time, in each case, covering a number of Cott common shares that is equal to (i) the number of shares of Primo common stock subject to such unvested portion of such Primo RSU as of immediately prior to the first effective time, multiplied by (ii) the equity award adjustment ratio (after such conversion, “rollover RSUs”). Any rollover RSU issued will be subject to the same terms and conditions as set forth in the cancelled unvested Primo RSU to the extent such terms and conditions are required for compliance with Section 409A of the Code.

The following table sets forth the consideration that certain of the Company’s executive officers and directors of the Company would be entitled to receive in respect of his or her outstanding RSUs pursuant to the merger agreement assuming that the first effective time occurs on March 31, 2020.

Name	Primo Common Stock Payable in Respect of Vested Primo RSUs(1)	Rollover RSUs to be Received in Respect of Unvested Primo RSUs
Billy D. Prim	18,000	—
Emma S. Battle	9,810	—
David J. Mills	15,333	—
David W. Hass	—	14,661

Total	43,143

(1)

Reflects the number of shares of Primo common stock payable before deducting any applicable tax withholdings. Each of these awards represents an unvested RSU award for which vesting would be accelerated pursuant to the applicable employment agreement or director compensation policy.

Consideration for Long-Term Performance Plan Units.

Immediately prior to the first effective time, each Primo long-term performance plan unit (an “LTPP unit”) award that is then outstanding, to the extent vested in accordance with its terms as of the first effective time based on achievement of performance goals through the first effective time, will be settled and paid to such holder in Primo common stock (net of any Primo shares equal in value to any applicable tax to be deducted or withheld in respect thereof) at a per-share price equal to the cash consideration, and such holder will have the right to submit an election to receive transaction consideration with respect to such settled and paid shares of Primo common stock. The per-share price used for such net settlement and payment will be equal to the cash consideration. Any Primo LTPP unit that is not vested immediately prior to the first effective time will be cancelled for no consideration.

All LTPP units outstanding at the first effective time are expected to be unvested, and will therefore be cancelled for no consideration.

Consideration for Deferred Stock Units.

Immediately prior to the first effective time, each Primo deferred stock unit (a “DSU”) will be cancelled in exchange for the right to receive from Purchaser (without interest and less amounts to be withheld or deducted by Primo for taxes) an amount in cash equal to the product obtained by multiplying (i) the total number of shares of Primo common stock then subject to such DSU by (ii) the cash consideration.

The following table sets forth the consideration that each executive officer of the Company would be entitled to receive in respect of his outstanding DSUs pursuant to the merger agreement assuming that the first effective time occurs on March 31, 2020.

Name	Cash Payable in Respect of Primo DSUs(1)
Billy D. Prim	$7,113,358
David J. Mills	405,748
David W. Hass	640,024

Total	$8,159,130

(1)	Reflects the cash amount payable before deducting any applicable tax withholdings.

Consideration for Warrants.

Immediately prior to the first effective time, each warrant to purchase shares of Primo common stock then outstanding and unexercised and that has a per-share exercise price less than the amount of the cash consideration will be settled and paid to such holder in Primo common stock (net of any Primo shares equal in value to the aggregate exercise price thereof and any applicable tax to be deducted or withheld in respect thereof) at a per-share price equal to the cash consideration, and such holder will have the right to submit an election to receive transaction consideration with respect to such settled and paid shares of Primo common stock. Any warrant with an exercise price equal to or greater than the cash consideration will be cancelled for no consideration.

The following table sets forth the consideration that certain executive officers and directors of the Company would be entitled to receive in respect of his outstanding warrants pursuant to the merger agreement assuming that the first effective time occurs on March 31, 2020.

Name	Primo common stock Payable in Respect of In-the-Money Primo Warrants(1)
Billy D. Prim	24,434
Richard A. Brenner	88
Jack C. Kilgore	4,775

Total	29,297

(1)	Reflects the number of shares of Primo common stock payable net of the aggregate exercise price of the warrants, but before deducting any applicable tax withholdings.

Estimated Value of Consideration for Primo Common Stock and Equity Awards.

The table below sets forth, for each of Primo’s directors and executive officers, the estimated value of the transaction consideration to be received in respect of each such person’s outstanding Primo common stock and equity awards (excluding any shares issuable under the Primo ESPP (as defined below)) pursuant to the merger agreement assuming that the first effective time occurs on March 31, 2020. Each of Primo’s directors and executive officers have agreed to elect to receive the stock consideration.

Name	Value to be Received in Respect of Shares of Primo Common Stock	Value to be Received in Respect of In- the-Money Vested Primo Options	Value to be Received in Respect of Vested Primo RSUs	Value to be Received in Respect of Unvested Primo RSUs	Value to be Received in Respect of Primo DSUs	Value to be Received in Respect of In- the-Money Primo Warrants	Total:
Billy D. Prim	$26,704,356	$896,200	$252,000	$0	$7,113,358	$342,076	$35,307,990
Emma S. Battle	$25,144	$0	$137,340	$0	$0	$0	$162,484
Richard A. Brenner	$2,129,330	$256,045	$0	$0	$0	$1,232	$2,386,607
Susan E. Cates	$405,552	$0	$0	$0	$0	$0	$405,552
Jack C. Kilgore	$1,851,570	$256,045	$0	$0	$0	$66,850	$2,174,465
Malcolm McQuilkin	$6,208,286	$0	$0	$0	$0	$0	$6,208,286
Charles A. Norris	$2,399,418	$0	$0	$0	$0	$0	$2,399,418
David L. Warnock	$172,774	$0	$0	$0	$0	$0	$172,774
David J. Mills	$1,459,318	$1,327,875	$214,662	$0	$405,748	$0	$3,407,603
David W. Hass	$2,850,232	$813,400	$0	$200,662	$640,024	$0	$4,504,318

2010 Employee Stock Purchase Plan.

Prior to the time of Cott’s acceptance of any tender of shares, Primo will take all actions with respect to the Primo 2010 Employee Stock Purchase Plan (as amended, the “Primo ESPP”) such that the offering in progress thereunder as of January 13, 2020 will be the final offering. Prior to the time of Cott’s acceptance of any tender of shares, such offering will terminate and all shares Primo is obligated to issue to each participant thereunder will be promptly issued.

Change of Control Arrangements.

Pursuant to an amended and restated employment agreement dated June 10, 2013, as amended October 31, 2016, between Primo and Billy Prim, Executive Chairman & Interim Chief Executive Officer of Primo, subject to the conditions set forth therein, in the event that Mr. Prim (i) is terminated without Cause; (ii) resigns for Good Reason; (iii) dies or (iv) becomes Disabled, in each case, in connection with or within two years following a Change of Control (each as defined in Mr. Prim’s employment agreement), then he is entitled to the following benefits under his employment agreement: (A) severance payments in an amount equal to 6.0 times the sum of (1) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (2) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date; and (B) coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other senior executive officers for the 24 months following his termination date or payment of COBRA health insurance premiums. In addition, upon any such termination, Mr. Prim would receive payment for (i) any unpaid base salary and vacation pay earned through the date of termination, (ii) any unreimbursed reimbursable expenses properly reported by him, (iii) a prorated annual bonus (based on actual performance for the year of termination) and (iv) any accrued but unpaid annual bonus for the fiscal year immediately preceding the year of termination. Finally, Mr. Prim is entitled to a Section 4999 excise tax gross-up payment to cover certain taxes and penalties, and any restricted stock, stock option or other equity compensation awards held by Mr. Prim that are unvested immediately vest as of the date of the Change of Control.

Pursuant to an employment agreement dated March 6, 2018 between Primo and David Mills, Chief Financial Officer of Primo, subject to the conditions set forth therein, in the event that Mr. Mills (i) is terminated without Cause or (ii) resigns for Good Reason, in each case, in connection with or within two years of a Change of Control (each as defined in Mr. Mills’ employment agreement), then he is entitled to an amount equal to 1.5 times the sum of (A) his highest base salary in effect during the 12 months immediately prior to his termination date plus (B) the average annual bonus earned by Mr. Mills for the most recent two fiscal years ending prior to his termination date. In such case, Mr. Mills will also be entitled to coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other senior executive officers for the 18 months following his termination date or payment of COBRA health insurance premiums. In addition, upon any such termination, Mr. Mills would receive payment for (i) any unpaid base salary and vacation pay earned through the date of termination, (ii) any unreimbursed reimbursable expenses properly reported by him, (iii) a prorated annual bonus (based on actual performance for the year of termination) and (iv) any accrued but unpaid annual bonus for the fiscal year immediately preceding the year of termination. Finally, any restricted stock, stock option or other equity compensation awards held by Mr. Mills that are unvested immediately vest as of the date of the Change of Control.

On January 10, 2020, Primo adopted, with the approval of the Compensation Committee of the Company Board, a severance program (the “program”) applicable to all Primo employees who are not a party to an employment agreement with Primo, including David Hass. Under the program, Mr. Hass’s severance would be triggered by the termination of his employment by Primo without “cause” or termination by Mr. Hass for “good reason” (each as defined in the program). The severance benefit to which Mr. Hass would be entitled (in addition to accrued compensation) is a lump sum cash payment equal to the sum of (i) his annual base salary, plus (ii) his prorated annual bonus at target for the year of termination, plus (iii) his annual COBRA insurance premiums (at the current rate paid by Primo). Mr. Hass would also be entitled to the acceleration of vesting of all unvested equity awards that roll over in connection with the mergers and employer-paid full executive level outplacement services for a period of 12 months.

Effect of the Mergers on Employee Benefits.

The merger agreement provides that, as soon as reasonably practicable after the consummation of the mergers, Cott will permit, or will cause its applicable subsidiaries to permit, employees of Primo or any of its subsidiaries who are employed as of immediately prior to the first effective time and who continue to be employed by Cott or an affiliate of Cott or any of their respective subsidiaries following the first effective time (the “continuing employees”) to participate in the benefit programs of Cott or its subsidiaries to the same extent as similarly situated employees of Cott or its subsidiaries or permit such continuing employees to continue participating in the Primo benefit programs to the extent Cott continues such programs after the first effective time.

Each continuing employee will, during the period commencing at the first effective time and ending six months after the closing date of the mergers, be provided with an annual rate of base salary or base wage and an annual target cash bonus opportunity or commission plan that is, in the aggregate, no less favorable than the annual rate of base salary or base wage and the annual target cash bonus opportunity or commission plan, as applicable, provided to similarly situated employees of Cott or its subsidiaries; provided that if a continuing employee is assigned to a different role within the Cott’s business, the continuing employee will be provided with an annual compensation package that is, in the aggregate, no less favorable than the annual compensation package of Cott employees similarly situated to the continuing employee’s new role.

Cott will fully recognize the service of each continuing employee and will credit each continuing employee (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation and leave entitlement, and severance benefits) for service with Primo or its subsidiaries (or predecessor employers to the extent Primo or any subsidiary provides such past service credit) to the extent recognized by Primo or any subsidiary under the comparable employee benefit plans, programs and policies of Cott, the surviving company or any of their respective subsidiaries, as applicable, in which continuing employees become participants; provided that such recognition of service will not operate to duplicate any benefits of a continuing employee with respect to the same period of service.

Under each post-closing plan that provides medical, dental, pharmaceutical or vision insurance benefits, Cott will use its reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility requirements under such plan to be waived with respect to each continuing employee, and (B) credit each continuing employee for an amount equal to any eligible expenses incurred by such continuing employee in the plan year that includes the first effective time for purposes of any applicable deductible, copayments and out-of-pocket expense requirements under any such post-closing plan to the extent such expenses would have been credited under the terms of the applicable Primo benefit plans.

If directed by Cott at least 15 business days prior to the first effective time, Primo will take all necessary actions to terminate, effective no later than the day prior to the closing date of the mergers, its 401(k) plan (the “Primo 401(k) plan”). If Cott so directs Primo to terminate the Primo 401(k) plan, then, prior to and conditioned upon termination of the Primo 401(k) plan, Primo will take any action necessary to fully vest any unvested amounts of the accounts of all participants in the Primo 401(k) plan that are impacted by such termination. If Cott directs Primo to terminate its 401(k) plan, then Cott will permit each participant in the Primo 401(k) plan who is a continuing employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including any promissory notes evidencing outstanding loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such continuing employee from the Primo 401(k) plan to the Cott DS Retirement Savings Plan (the “Cott 401(k) plan”). If Cott does not direct Primo to terminate its 401(k) plan, then Cott will merge the Primo 401(k) plan with and into the Cott 401(k) plan as soon as practicable following the first effective time, which Cott 401(k) plan will provide continuing employees benefits that are no less favorable than those provided to similarly situated Cott service providers.

Director Compensation

Prior to the closing date of the mergers, the Company will issue to its non-employee members of the Company Board the stock-based compensation each such Company Board member would otherwise receive following the Company’s 2020 annual meeting of stockholders in respect of such Company Board member’s service on the Company Board since the Company’s 2019 annual meeting of stockholders, but prorated for the period through the date of the closing date of the mergers, in each case otherwise subject to the terms of the Primo Water Corporation Amended and Restated Non-Employee Director Compensation Policy.

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) provides for this limitation of liability.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The Company’s Certificate of Incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent under applicable law. The Company’s bylaws (the “Bylaws”), state that the Company shall indemnify every present or former director, officer, employee, or agent of the Company or person who is or was serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (each an “indemnitee”).

The Company’s Bylaws provide that the Company shall indemnify an indemnitee against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with any action, suit or proceeding in which the indemnitee was or is a party, or is threatened to be made a party, by reason of his or her serving or having served, if it is determined that the indemnitee (a) acted in good faith, (b) reasonably believed that such action was in, or not opposed to, the Company’s best interests and (c) in the case of any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In respect of any action, suit or proceeding by or in the right of the Company, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Delaware Court of Chancery or such other court deems proper. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the indemnitee did not meet the requirements set forth in clauses (a) through (c) above.

Expenses (including attorneys’ fees) actually and reasonably incurred by any present or former director or officer of the Company in defending any civil, criminal, administrative, or investigative action, suit, or proceeding, with respect to which indemnification may be provided shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. Such expenses (including attorneys’ fees) incurred by an Indemnitee may be so paid upon such terms and conditions, if any, as the Company Board deems appropriate, consistent with its obligation to promptly pay all such expenses actually and reasonably incurred; provided, however, that except for proceedings to enforce rights to indemnification, the Company shall not be obligated to indemnify, or advance expenses to, any person in connection with (a) a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Company Board, (b) proceedings or claims involving the enforcement of any employment, severance, lock-up, non-competition, compensation, or other plan or agreement with or of the Company or any of its affiliates to which such person may be a party, or of which such person may be a beneficiary, or (c) any proceeding with respect to which final judgment is rendered against such person for payment or an accounting of profits arising from the purchase or sale by such person of securities in violation of Section 16(b) of the Exchange Act, any similar successor statute, or similar provisions of state statutory law or common law.

The Company has purchased insurance providing for indemnification of its directors and officers.

Pursuant to the merger agreement, Cott has agreed that all rights to indemnification, advancement and exculpation by the Company or any of its subsidiaries existing in favor of those persons who are or were at any time prior to the first effective time directors and officers of the Company or any of its subsidiaries for their acts and omissions occurring prior to the first effective time, as provided in the certificate of incorporation and bylaws of such company and as provided in the indemnification agreements between the Company and any such person will survive the mergers for a period of six years from the first effective time.

The merger agreement further provides that the Company or Merger Sub will purchase a six-year prepaid “tail” policy on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to acts and omission occurring prior to the first effective time as of the date of the merger agreement. However, in no event will the cost of such “tail” policy exceed an aggregate amount in excess of 300% of the annual premium payable by the Company with respect to such policy as of the date of the merger agreement.

Executive Officer and Director Arrangements Following the Mergers.

Pursuant to the terms of the merger agreement, Primo has agreed to use reasonable best efforts to obtain and deliver to Cott at or prior to the first effective time the resignation of each director and officer (exclusively from such officer’s constitutional officer position and not from employment) of Primo.

In addition, two directors of Primo, Mr. Prim and Ms. Cates, will be appointed to the board of directors of Cott. Depending on the timing of the first effective time, these individuals may be included in the Cott proxy statement for the 2020 annual meeting of shareowners. Alternatively, these two directors will be appointed by the board of directors of Cott after such meeting. Pursuant to the merger agreement, these two directors, or their designated replacements, will serve at least one term as a director of Cott.

Section 16 Matters.

Pursuant to the merger agreement, Cott and the Company will take all reasonable actions intended to cause any (i) dispositions of shares of Primo common stock, options, RSUs, LTPP units, DSUs and warrants and (ii) any acquisitions of Cott common shares (including any derivative securities or other securities convertible into or exercisable or exchangeable for Cott common shares) resulting from the offer and mergers by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on January 11, 2020, the Company Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the mergers, are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer and the mergers, in accordance with the requirements of the DGCL, and (iii) recommended that stockholders of the Company accept the offer and tender their shares of Primo common stock pursuant to the offer.

Accordingly, and for the reasons described in more detail below under “—Reasons for the Company Board’s Recommendation,” the Company Board unanimously recommends that the holders of shares of Primo common stock tender their Primo shares to Purchaser pursuant to the offer.

A joint press release, dated January 13, 2020, issued by the Company and Cott announcing the offer, the mergers and the other transactions contemplated by the merger agreement is included as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

As part of its ongoing evaluation of Primo’s business, Primo’s board of directors and senior management periodically review and assess Primo’s operations and financial performance as well as industry conditions that may affect Primo’s long-term strategic goals and plans. These reviews include consideration of potential opportunities to maximize stockholder value, such as business combinations, acquisitions, and other financial and strategic alternatives.

On November 12, 2013, Primo entered into a strategic alliance agreement with DS Waters of America, Inc. (“DS Waters”), pursuant to which DS Waters agreed to act as Primo’s primary bottler and distributor of three and five gallon purified bottled drinking water and as its primary provider of exchange and supply services in the United States. The strategic alliance agreement resulted in DS Waters becoming Primo’s primary bottler and distributor in the United States. In connection with the entry into the strategic alliance agreement, Primo issued a warrant to purchase 475,000 shares of common stock to DS Waters. The warrant was exercisable at an exercise price of $3.04 per share and was exercised in full on August 23, 2018.

On December 12, 2014, Cott acquired DS Waters and it became a wholly-owned subsidiary of Cott. DS Waters subsequently changed its corporate name to “DS Services of America, Inc.” (“DS Services”).

On March 13, 2017, Primo entered into an amendment to the strategic alliance agreement that extended the initial term from December 31, 2020 to December 31, 2025, and provided that the initial term would automatically renew for additional seven-year terms unless otherwise terminated in accordance with the terms of the strategic alliance agreement.

On December 31, 2017, the Company and DS Services entered into a second amendment to the strategic alliance agreement that, among other things, modified the service incentive payable to DS Services.

On May 4, 2018, Legion Partners Asset Management, LLC and certain affiliated entities and persons (collectively, “Legion Partners”) filed a Schedule 13D with the SEC in which they reported ownership of an aggregate of 1,604,366 shares of Primo’s common stock, or 5.2% of Primo’s outstanding shares.

On June 8, 2018, Legion Partners filed Amendment No. 1 to its Schedule 13D in which it reported that its ownership of Primo’s common stock had increased to an aggregate of 2,121,366 shares, or 5.8% of Primo’s outstanding common stock.

On November 23, 2018, Legion Partners filed Amendment No. 2 to its Schedule 13D in which it reported that its ownership of Primo’s common stock had increased to an aggregate of 2,635,571 shares, or 6.8% of Primo’s outstanding common stock.

Prior to February 2019, none of the discussions between representatives of Primo, DS Services or Cott involved the possibility of an acquisition of Primo by Cott.

In February 2019, Thomas J. Harrington, Cott’s Chief Executive Officer, contacted Billy D. Prim, then Primo’s Executive Chairman and Director, and proposed a potential combination of Primo and Cott under the

“Primo Water” brand as part of Cott’s transformation into a “pure-play” water company. No specific transaction terms were discussed at this time. Mr. Prim subsequently had discussions with all of the members of the Primo board and they were interested in understanding the proposal in greater detail.

Later in February 2019, Mr. Harrington and Mr. Prim had a conversation in which they discussed further the positioning and strategy of the combined companies. Mr. Harrington indicated he would be having further discussions with the Cott board regarding a possible Primo transaction in the context of a potential overall repositioning of Cott’s business. Mr. Harrington and Mr. Prim did not discuss a per share transaction price or other similar valuation matters.

After the market close on March 5, 2019, Primo issued a press release in which it reported net sales of $302.1 million, a net loss of $1.7 million (or $.04 per diluted share), and Adjusted EBITDA of $55.4 million for 2018. Primo announced full year 2019 revenue guidance of $315—$325 million and full year 2019 Adjusted EBITDA guidance of $60—$63 million.

In early April 2019, Mr. Harrington again contacted Mr. Prim regarding a potential transaction and suggested the parties continue discussing strategic matters and conduct high level due diligence. No specific transaction terms were discussed at this time.

On April 9, 2019, Mr. Harrington sent Mr. Prim a proposed confidentiality letter. The letter contained mutual non-disclosure and confidentiality obligations, a customary mutual standstill provision, a related “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon a party entering into a binding agreement related to a change of control of such party, but no prohibition on either party requesting a waiver or amendment to the standstill provision. Mr. Prim reviewed the letter with representatives of Primo’s regular outside corporate and securities counsel K&L Gates LLP (“K&L Gates”). Mr. Prim and K&L Gates negotiated revisions to the confidentiality letter, including extending the standstill provision from one year to 18 months, and Primo and Cott executed the confidentiality letter on April 10, 2019.

On April 25, 2019, Mr. Prim, Matthew T. Sheehan, then Primo’s President and Chief Executive Officer and a director, and Charles A. Norris, a Primo director with extensive experience in the water industry, met with Mr. Harrington and Jay Wells, Cott’s Chief Financial Officer. Mr. Harrington and Mr. Wells outlined Cott’s business and operating strategy and provided the Primo representatives with financial and operational information regarding Cott. The parties did not discuss a per share transaction price or other similar valuation matters.

On May 1, 2019, Primo held a special in person board meeting in advance of its regularly scheduled meeting to be held the following day. At the invitation of the Primo board, representatives of K&L Gates and of Goldman Sachs & Co. LLC (“Goldman Sachs”) were in attendance. The Primo board invited the representatives of Goldman Sachs based on Goldman Sachs’ qualifications, expertise and reputation as a financial advisor, as well as its familiarity with Primo’s business as a result of periodic meetings between members of Primo’s senior management and representatives of Goldman Sachs to discuss Primo’s business, strategy and prospects. In addition, an affiliate of Goldman Sachs has been a lender and served as administrative agent, collateral agent and lead arranger under Primo’s prior $196.0 million senior credit facility that was refinanced and terminated in June 2018.

At the May 1, 2019 Primo board meeting, Mr. Prim reviewed his discussions with Cott’s representatives and noted that representatives of Cott had made a presentation to Mr. Prim, Mr. Sheehan and Mr. Norris the prior week, and discussed business, operating and strategic matters as well as a possible combination of Cott and Primo. He reviewed financial and operational information with respect to Cott and its various lines of business and discussed strategic positioning, market perception and potential valuation considerations with respect to Cott on a stand-alone basis and on a combined basis with Primo. Mr. Prim discussed Cott’s interest in performing high-level due diligence and considering a potential strategic transaction. The representatives of Goldman Sachs reviewed a variety of financial matters, including industry factors affecting, trading multiples for, and M&A activities of U.S. food and beverage companies. They discussed a number of preliminary financial metrics for Primo and Cott and reviewed at a high level how a potential merger transaction could be structured. The Primo directors and the representatives of Goldman Sachs discussed the possibility of considering a transaction with Cott and reviewed other potential acquirers as well as both the advisability of conducting a market check and simply staying independent. The Primo directors considered the possibility of structuring a transaction with Cott such that Primo stockholders would be able to receive a portion of their consideration in Cott common shares and participate in the synergies potentially realizable by the combined company that would be repositioned as a “pure-play” water company should Cott proceed with a potential disposition of its coffee, tea and extract solutions business. The Primo directors determined to proceed in preliminarily considering a potential transaction. The Primo directors also reviewed and discussed with K&L Gates their fiduciary duties in evaluating a potential transaction.

After the market close on May 7, 2019, Primo issued a press release in which it reported net sales of $70.0 million, a net loss of $1.3 million (or $.03 per diluted share), and Adjusted EBITDA of $9.8 million for the first quarter. Primo increased its full year revenue guidance to $317—$325 million and decreased its full year Adjusted EBITDA guidance to $59—$62 million. The trading price of Primo’s common stock dropped from $15.61 at the close of the market on May 7, 2019 to $13.10 at the close of the market on May 8, 2019.

On May 10, 2019, Legion Partners filed Amendment No. 3 to its Schedule 13D in which it reported that its ownership of Primo’s common stock had increased to an aggregate of 3,088,769 shares, or 7.9% of Primo’s outstanding common stock.

During the week of May 13, 2019, representatives of Goldman Sachs reviewed with Mr. Prim and Mr. Sheehan the timing and structure of a potential market check, including matters such as the identity of potential acquirers, specific messaging targeted to each such potential acquirer, an outline of materials that could be presented to each such potential acquirer, and potential next steps for structuring and conducting such a market check.

During May 2019, Mr. Prim and Mr. Harrington had a conversation in which Mr. Harrington indicated that Cott was continuing to review its overall strategy (particularly with respect to its coffee, tea and extract solutions business) and continuing to consider a transaction involving Primo.

On May 28, 2019, the Primo board held a special telephonic meeting to discuss recent developments in Primo’s business. A representative of K&L Gates was also in attendance. The Primo directors and senior management discussed operational challenges facing Primo’s business (particularly the refill business) and the potential negative impact such challenges could have on Primo’s financial results as well as on its financial covenants under its senior credit facility. The Primo directors and senior management reviewed a broad range of strategic and operational matters involving Primo, including challenges continuing to face the outdoor refill business, the pros and cons of reduced spending, and the potential negative impact such reduced spending would have on Primo’s business. The Primo directors also reviewed the status of recent conversations with Cott and the possibility of conducting a market check and contacting other third parties regarding a potential strategic transaction involving Primo. The Primo directors discussed and concluded that in light of the continuing need to address certain operational issues facing Primo’s refill business in particular, discussions with Cott should be discontinued, and Goldman Sachs should be instructed to take no further action at this time.

On May 29, 2019, Mr. Sheehan contacted Goldman Sachs and informed them of the Primo board’s decision. Goldman Sachs had not yet reached out to any third parties regarding interest in pursuing a potential transaction with Primo.

After the market close on August 5, 2019, Primo issued a press release in which it reported net sales of $79.3 million, net income of $0.9 million (or $.02 per diluted share), and Adjusted EBITDA of $13.4 million for the second quarter. Primo decreased its full year revenue guidance to $312—$320 million and decreased its full year Adjusted EBITDA guidance to $56—$58 million. The trading price of Primo’s common stock dropped from $13.43 at the close of the market on August 5, 2019 to $11.15 at the close of the market on August 6, 2019.

On August 9, 2019, Legion Partners filed Amendment No. 4 to its Schedule 13D in which it reported that its ownership of Primo’s common stock had increased to an aggregate of 3,567,746 shares, or 9.1% of Primo’s outstanding common stock.

In early September, Mr. Harrington informed Mr. Prim that the Cott board had completed its strategic review and was aligned on Cott potentially divesting its coffee, tea and extract solutions business. Mr. Harrington indicated that Cott would be interested in pursuing a potential strategic transaction at a $14.50 per share price for Primo common stock (with the consideration consisting of a mix of cash and Cott common shares equal to 19.9% of Cott’s outstanding shares of common stock). Mr. Harrington noted that the offer was subject to Cott’s financial due diligence, particularly with respect to Primo’s refill business and with respect to Primo’s anticipated results for the balance of 2019 and 2020. Mr. Harrington’s offer did not contemplate any Primo executive officers entering into employment agreements with Cott, and Mr. Prim had previously informed Mr. Harrington that he had no interest in serving as an executive officer of Cott after the closing of the transaction. The Primo board had previously authorized management to negotiate an engagement letter with Goldman Sachs pursuant to which Goldman Sachs would provide customary advisory and investment banking services to Primo in connection with the possible sale of Primo. On September 12, following negotiations, Primo executed an engagement letter with Goldman Sachs.

On September 17, 2019, Legion Partners filed Amendment No. 5 to its Schedule 13D in which it reported having issued a press release and a public letter to Primo stockholders in which it expressed its view of a need for change at Primo with respect to a variety of matters relating to operational and financial performance, the composition of its board of directors, executive compensation and governance (including de-staggering the board of directors). Legion Partners did not report any change in its ownership position in Amendment No. 5 to its Schedule 13D, and continued to beneficially own 9.1% of Primo’s outstanding common stock.

On September 18, 2019, Primo held a special telephonic board meeting with Primo senior management and representatives of Goldman Sachs and K&L Gates in attendance. Mr. Prim reviewed his discussion with Mr. Harrington regarding a potential strategic transaction, including Cott’s preliminary valuation of $14.50 per share for Primo’s common stock (with the consideration consisting of a mix of cash and a number of Cott common shares equal to 19.9% of Cott’s outstanding number of shares of common stock). Mr. Prim discussed strategic positioning, market perception and potential valuation considerations with respect to Cott and Primo on a stand-alone basis and on a combined basis. The representatives of Goldman Sachs discussed the Cott proposal at a high level (including Cott’s requirement to keep the stock portion of the consideration at or below the 19.9% cap), the amounts of cash consideration to be included in the offer based upon hypothetical prices for Cott and Primo’s common stock, and potential next steps. The representatives of Goldman Sachs reviewed an illustrative process timeline and the structure of a potential market check, and the directors and the representative of K&L Gates discussed the directors’ fiduciary duties in evaluating a potential transaction. The Primo board of directors unanimously agreed that Primo should continue exploring a potential strategic transaction with Cott, including authorizing Goldman Sachs to coordinate discussions with Cott’s investment bank, Deutsche Bank, and to conduct a market check and contact other potential strategic acquirers that had been previously reviewed with the Primo board of directors.

During late September and October 2019, Goldman Sachs reached out to nine potential acquirers with respect to a possible transaction involving Primo. The potential acquirers were among those previously identified by Goldman Sachs in May and were those Goldman Sachs viewed as most likely to be interested in and best able to engage in a possible strategic transaction with Primo as a result of their ability to realize significant cost savings and synergies following a transaction. Primo entered into a confidentiality agreement with one such potential acquirer (“Company A”) on October 15, 2019 to facilitate further discussions on the basis of confidential information. The confidentiality agreement included an 18-month, customary standstill provision, a related “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Primo entering into a binding agreement related to a change of control of Primo, and a prohibition on Company A requesting a waiver or amendment to the standstill provision.

On October 29, 2019, Legion Partners filed Amendment No. 6 to its Schedule 13D in which it reported having submitted to Primo on October 28, 2019 a non-binding stockholder proposal to declassify Primo’s board of directors for inclusion in Primo’s proxy statement in connection with its 2020 annual meeting of stockholders. Legion Partners also issued a press release on October 29, 2019 in which it expressed its “frustrations” with the Primo board of directors. Legion Partners did not report any change in its ownership position in Amendment No. 6 to its Schedule 13D, and continued to beneficially own 9.1% of Primo’s outstanding common stock.

On October 29 and 30, 2019, Primo held its regularly scheduled in person quarterly board meeting with Primo senior management and representatives of K&L Gates and Goldman Sachs in attendance for portions of the meeting. During the afternoon of October 29, 2019, the representatives of Goldman Sachs and Mr. Prim reviewed his discussions with Mr. Harrington in which they discussed valuation and the fact that the Cott board of directors would be meeting on November 5 and 6, 2019. The representatives of Goldman Sachs reviewed the results of the market check, noting that they had reached out to nine potential acquirers, that one had signed a confidentiality agreement and was reviewing information, that six had passed on a potential transaction due to a variety of reasons (including a potential Primo transaction being outside of core competencies and not aligned with current strategic initiatives), and that two were still considering entering into a confidentiality agreement and considering a potential transaction. The representatives of Goldman Sachs and the directors discussed perspectives of various parties on Primo’s business and prospects, the reasons certain potential acquirers had passed, and a variety of other considerations potentially impacting a transaction. The representatives of Goldman Sachs and the directors discussed a number of other matters, including premium levels with respect to recent acquisition transactions, preliminary valuation considerations related to Primo’s consideration of a transaction with a cash/stock election structure, and potential strategies with respect to reaching back out to Cott and other potentially interested parties. Following the departure of Goldman Sachs’ representatives from the meeting, Primo’s senior management and directors discussed a variety of business, operational and strategic matters facing Primo’s business in light of continuing operational challenges with the refill business in particular and in light of Primo’s disappointing financial results. Primo’s senior management discussed their preliminary view on financial performance for 2020 in light of the continuing operational challenges.

On October 30, 2019, the Primo board reconvened with a representative of K&L Gates present. The K&L Gates representative led a discussion of the director’s fiduciary duties in evaluating a potential transaction. The directors discussed possible next steps with both Cott and the parties that Goldman Sachs had contacted and that continued to be potentially interested in a transaction with Primo. They discussed the financial aspects of a possible transaction with Cott and non-financial matters such as the addition of legacy Primo directors to the Cott board of directors and the potential rebranding of the combined company as “Primo Water” consistent with Cott’s proposed repositioning as a “pure-play” water company, both of which they believed would benefit the combined company and create value for holders of Primo common stock who acquired Cott common shares in a transaction. The directors discussed the benefits and risks of both staying independent and of undertaking a sale of Primo, and reviewed a number of matters, including short-term and long-term challenges facing Primo’s business, Primo’s growth prospects, and Primo’s perception in the investor community and with Wall Street analysts. They discussed potential transactions with a variety of other potential bidders and noted that it was unlikely that a pure financial buyer would be able to make an attractive offer given the synergies potentially realizable by a strategic buyer. The directors reviewed both the financial and non-financial terms of a possible transaction with Cott, including the advisability of accepting a $14.50 per share price for Cott. After further discussion, the directors instructed Mr. Prim to engage in further discussions with Goldman Sachs regarding negotiating strategies and then reach back out to Mr. Harrington to continue discussing valuation and other issues associated with a potential transaction.

On November 1, 2019, Primo entered into a confidentiality agreement with another potential acquirer (“Company B”) previously contacted by Goldman Sachs to facilitate further discussions on the basis of confidential information. The confidentiality agreement included a 12-month customary standstill provision, a related “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Primo entering into a binding agreement related to a change of control of Primo, but no prohibition on Company B requesting a waiver or amendment to the standstill provision.

On November 1, 2019, the Primo board met and reviewed prior discussions over the past few months regarding Mr. Sheehan’s performance as Primo’s Chief Executive Officer and President in which they had expressed significant concern regarding his ability to drive operational and financial improvements in Primo’s business and results of operations. The directors determined that a leadership change was in the best interests of Primo in light of Mr. Sheehan’s inability to meet the Primo board’s expectations with respect to improved execution and results. As a result, the Primo board of directors determined that Mr. Sheehan’s employment as Chief Executive Officer and President should be terminated and that Mr. Prim should assume the role of Interim Chief Executive Officer and President, both effective immediately. The Primo board also undertook to continue working with the leading global executive search firm it had retained several months earlier to assist it in identifying a chief executive officer with capabilities and experiences aligned with Primo’s strategic priorities.

On November 2, 2019, Mr. Prim and Mr. Harrington had a telephone conversation in which Mr. Prim indicated the Primo board’s willingness to consider a transaction at $15.00 per share for Primo common stock (with the consideration consisting of a mix of cash and Cott common shares subject to a 19.9% cap). The proposal also included the addition of three legacy Primo directors to the Cott board of directors, a change in the name of the combined company to “Primo Water” consistent with Cott’s proposed repositioning as a “pure-play” water company, and an exchange offer structure followed by a back-end merger. There was no discussion of the identity of the legacy Primo directors to be added to the Cott board of directors.

Before the opening of the market on November 5, Primo issued two press release. One press release announced the termination of Mr. Sheehan’s employment and Mr. Prim’s assumption of the role of Interim Chief Executive Officer and President. In the second press release, Primo reported net sales of $87.0 million, net income of $2.6 million (or $.06 per diluted share), and Adjusted EBITDA of $15.4 million for the third quarter. Primo decreased its full year revenue guidance to $312—$316 million and decreased its full year Adjusted EBITDA guidance to $50—$52 million.

On November 9, 2019, Mr. Prim and Mr. Harrington had a telephone conversation in which Mr. Harrington indicated that Cott would be willing to consider a transaction at $15.00 per share (with the consideration consisting of a mix of cash and Cott common shares subject to the 19.9% cap). He also indicated that Cott would be willing to agree to change the name of the combined company to “Primo Water Corporation” consistent with Cott’s proposed repositioning as a “pure-play” water company and to an exchange offer structure. Finally, he indicated that Cott would be willing to add two legacy Primo directors to the Cott board of directors. He noted that Cott needed to continue its financial due diligence in light of Primo’s recent earnings announcement and evaluate the relative trading prices of Primo and Cott’s common stock.

On November 11, 2019, Mr. Prim and Mr. Harrington had a telephone conversation in which Mr. Harrington indicated that Cott had continued to review the proposed transaction and that in light of Primo’s third quarter financial results (in particular the disappointing results of the refill business), reduced guidance and stock price performance, Cott would only be interested in pursuing at a transaction at a lower price, possibly at a $14.00 per share price for Primo’s common stock (with the consideration consisting of a mix of cash and Cott common shares subject to a 19.9% cap).

On November 15, 2019, Primo held a special telephonic board meeting with Primo senior management and representatives of Goldman Sachs and K&L Gates in attendance. Mr. Prim provided an update on recent discussions with Mr. Harrington and the potential price per share of Primo common stock at which Cott would be willing to consider a transaction. The directors and the representatives of Goldman Sachs discussed negotiating strategies and other matters with respect to a potential transaction with Cott. The Goldman Sachs representatives discussed the status of Company B’s evaluation of potential interest in considering a transaction involving Primo and noted that Company A had indicated earlier that day that it was not in a position to consider a transaction with Primo in light of certain internal strategic discussions at Company A. The Goldman Sachs representatives and the directors reviewed other potential strategic and financial buyers that could be contacted and engaged in a discussion with the directors regarding the relatively low likelihood that any such potential buyer would be in a position to pursue a transaction involving Primo in a timely manner or on attractive financial terms. The directors discussed potential next steps with Cott and a variety of other matters, including staying independent.

After November 15, 2019, Company B discontinued its communications with Goldman Sachs with respect to pursuing a potential transaction with Primo.

On November 18, 2019, Mr. Harrington sent Mr. Prim a letter indicating Cott’s non-binding interest in acquiring Primo at $14.00 per share (payable in cash and Cott common shares with the Cott common shares issuable being capped at 19.9% of Cott’s issued and outstanding shares). The letter noted Cott’s strategic review of its coffee, tea and extract solutions business as part of its transformation from a mature soft drink manufacturing business into a “pure-play” water company. The letter noted the proposed combination would present an opportunity for Primo stockholders to participate in the expected benefits of synergies and potential multiple expansion of the merged entity, and the highly liquid Cott common shares would provide Primo stockholders with flexibility should they need to monetize their investment in Cott shares. Cott indicated that it anticipated the cash portion of the consideration would be financed with cash on hand, borrowings under its asset-based lending facility and/or term debt, and that the closing of the transaction would not be contingent on obtaining financing.

In the November 18, 2019 letter, Cott stated that it anticipated adding two members of Primo’s board to Cott’s board (but did not name such members), that it anticipated changing Cott’s corporate name to “Primo Water Corporation,” and that it would expect certain Primo stockholders to execute tender and support agreements. Cott further indicated it expected to structure the transaction as an exchange offer followed by a short-form merger pursuant to Section 251(h) of the DGCL and that the transaction would qualify as a tax-free reorganization for Primo stockholders (to the extent they received Cott common shares in the transaction). Finally, in order to induce Cott to commit the substantial resources necessary to complete the work to consummate a transaction, Cott would require that Primo enter into a 60-day exclusivity letter.

On November 19, 2019, Primo held a special telephonic board meeting with Primo senior management and representatives of Goldman Sachs and K&L Gates attendance. Mr. Prim and the representatives of Goldman Sachs reviewed the terms of the indication of interest received from Cott the prior day. They indicated that Cott anticipated a four to six week due diligence period with a particular focus on Primo’s refill business. The representatives of Goldman Sachs also reported on recent discussions with Deutsche Bank and reviewed a variety of matters related to the proposal. The directors engaged in a discussion regarding the risks and opportunities of pursuing a transaction with Cott, the reactions received from the nine other potential acquirers approached by Goldman Sachs (including the fact that Primo was not currently engaged in meaningful discussions with any such potential acquirers), and the risks and opportunities of staying independent given the continuing financial and operational challenges facing Primo. They considered the compelling strategic fit of Primo and Cott in light of the current operating relationship and the complementary nature of their respective businesses in assessing whether a third party would in a position to complete a transaction on more attractive financial terms than Cott. They noted that a significant portion of the consideration payable in connection with a transaction involving Cott would be payable in stock, that Primo stockholders would have the ability to participate in the growth of the combined company, and that such Primo stockholders would benefit from the rebranding and transition of the combined company to a “pure-play” water company with the opportunity to be valued in line with its water peers. Following further discussion of strategy and potential next steps, the directors unanimously approved and authorized continued discussions with Cott regarding a potential transaction at $14.00 per share of Primo common stock, working with Cott on an expedited due diligence process, and entering into an exclusivity agreement with Cott.

On November 19, 2019, at the direction of the Primo board, the representatives of Goldman Sachs called Mr. Wells to inform Cott that $14.00 per share was an acceptable price but that it was important that the due diligence process be expedited and conducted in less than the four to six weeks previously indicated given the parties’ familiarity with each other in light of their current operational relationship and the due diligence done to date. Mr. Wells indicated that Cott would work as quickly as reasonably practicable to complete it due diligence investigation.

On November 25, 2019, representatives Primo, Cott, Goldman Sachs, Deutsche Bank and K&L Gates met in Winston-Salem, North Carolina at a third party site for management presentations to facilitate Cott’s due diligence on Primo’s business and operations and Primo’s reverse due diligence on Cott’s business and operations.

After the November 25, 2019 meeting and during the week of November 25, 2019, Primo and Cott exchanged due diligence request lists and virtual data rooms were created. Both Cott and its representatives and Primo and its representatives conducted business, financial and legal due diligence through the rest of November and during December and early January 2020.

On December 3, 2019, representatives of Drinker Biddle & Reath LLP (“Drinker Biddle”), Cott’s regular outside corporate and securities counsel, were given access to Primo’s online data room for the purpose of conducting legal due diligence.

On December 5, 2019, representatives of Drinker Biddle and K&L Gates had a telephone conversation in which they discussed high level legal due diligence issues and the continuation of the legal due diligence process.

On December 6, 2019, K&L Gates sent a draft definitive merger agreement to Drinker Biddle.

On December 12, 2019, representatives of Deutsche Bank sent a draft letter of intent to Goldman Sachs regarding a proposed transaction between Cott and Primo at $14.00 per share. The draft letter of intent was consistent in all material respects with the non-binding indication of interest sent on November 18, 2019, and included a 30-day exclusivity period.

On December 13, 2019, at the direction of the Primo board, representatives of Goldman Sachs informed representatives of Deutsche Bank that Primo was working diligently to address due diligence questions, particularly those related to Primo’s refill business, and that it was premature to consider exclusivity at that time.

On December 17, 2019, representatives of Primo and Cott met in Tampa, Florida to discuss due diligence matters, with a focus on Primo’s refill business.

On December 20, 2019, representatives of Drinker Biddle, K&L Gates and Primo’s management team discussed legal due diligence matters and Primo’s initial responses to Drinker Biddle’s due diligence request list.

On December 20, 2019, representatives of Goldman and Deutsche Bank discussed Cott’s request for exclusivity pursuant to the draft letter of intent that had been transmitted on December 12, 2019. Representatives of K&L Gates and Drinker Biddle also discussed the draft letter of intent and Cott’s request for exclusivity.

On December 21, 2019, Mr. Harrington and Mr. Prim had a telephone conversation in which they discussed Primo granting Cott exclusivity through January 15, the status of Cott’s exploration of strategic options for its coffee, tea and extract solutions business, and the possibility of completing due diligence and executing a definitive merger agreement by January 13, 2020. The Primo board had previously authorized Primo’s entry into an exclusivity arrangement.

On December 22, 2019, K&L Gates sent a proposed exclusivity letter to Drinker Biddle that provided Cott with exclusivity through January 15, 2020. Representatives of Drinker Biddle and K&L Gates negotiated and finalized the form of the exclusivity letter, and Primo and Cott signed the exclusivity letter on December 23, 2019.

On December 23, 2019, Drinker Biddle sent a revised version of the merger agreement to K&L Gates which, as proposed, contained no fiduciary out to the non-solicitation covenant, did not allow the Primo board to change its recommendation in favor of a Cott transaction under any circumstance, and contained no superior proposal termination right.

On December 27, 2019, representatives of Drinker Biddle, K&L Gates and Primo’s management team discussed additional legal due diligence matters and Primo’s responses to Drinker Biddle’s supplemental due diligence request list. The same day, representatives of K&L Gates and Drinker Biddle had a telephone conversation in which they discussed certain proposed Cott revisions to the merger agreement related to the fiduciary out, change of board recommendation and termination fee provisions that Primo viewed as unacceptable.

On December 31, 2019, K&L Gates sent a revised version of the merger agreement which contained a fiduciary out to the non-solicitation covenant, allowed the Primo board to change its recommendation in response to a superior proposal or a material change in circumstances, and permitted Primo to terminate the merger agreement to pursue a superior proposal. Primo also circulated an initial draft of a tender and support agreement to Drinker Biddle that, consistent with Mr. Harrington and Mr. Prim’s discussion, would be signed by each of Primo’s directors and executive officers.

Throughout December 2019, Mr. Prim solicited input from and provided the members of the Primo board with periodic updates regarding the progress of the proposed transaction.

On January 2, 2020, representatives of Goldman Sachs and Deutsche Bank had a telephone conversation in which they discussed possible methods of calculating the exchange ratio with respect to Cott common shares issuable to Primo stockholders.

On January 3, 2020, representatives of Drinker Biddle, K&L Gates and Primo’s management team discussed additional legal due diligence matters and Primo’s responses to Drinker Biddle’s second supplemental due diligence request list.

On January 3, 2020, Drinker Biddle sent a revised version of the tender and support agreement to K&L Gates. K&L Gates and Drinker Biddle worked to finalize the form of the tender and support agreement on January 4, 2020.

On January 5, 2020, Drinker Biddle sent a revised version of the merger agreement to K&L Gates. The revised version reflected Cott’s substantial acceptance of Primo’s position with respect to the fiduciary out, change of board recommendation and the structure of the termination fee provisions but noted ongoing discussions with respect to the amount of the termination fee.

During the week of January 6, 2020, Mr. Harrington had conversations with Mr. Prim and Susan E. Cates, Primo’s lead independent director, regarding their willingness, subject to approval by the Primo board, to serve as Primo’s two nominees for the Cott board of directors.

On January 6, 2020, K&L Gates sent a revised version of the merger agreement to Drinker Biddle that reflected ongoing discussions and revisions to, among other things, the representations and warranties, interim operating covenants, and covenants related to Primo’s assistance with Cott’s efforts to arrange financing.

On January 7, 2020, the compensation committee of the Primo board met to review a proposed severance program for employees of Primo not otherwise party to an employment agreement with Primo that formally memorialized a number of Primo’s current informal practices. The proposed severance program was to be applicable to David Hass, Primo’s Chief Strategy Officer, and Michael Cauthen, Primo’s Vice President of Finance, as well as all of Primo’s other management and non-management employees not otherwise party to an employment agreement. The proposed severance program provided for severance benefits for Mr. Hass and Mr. Cauthen and all other management level employees payable upon termination of employment without cause or an employee’s resignation for good reason and provided for severance benefits for all non-management employees payable upon termination of employment without cause, all in a manner generally consistent with Primo’s past practices. The proposed severance program did not apply to Mr. Prim, David Mills, Primo’s Chief Financial Officer, or any of Primo’s directors. The compensation committee instructed management to review the proposed program with Cott and thereafter finalize the program in a manner substantially consistent with that reviewed with the compensation committee. The compensation committee also reviewed Primo’s existing employment agreements with Mr. Prim and Mr. Mills, the provisions thereof related to the accelerated vesting of all equity awards upon a change of control transaction, and the benefits payable if either were terminated in connection with a change of control transaction. The compensation committee considered outstanding awards for Mr. Prim and Mr. Mills under Primo’s long-term performance plan with performance periods ending December 31, 2020 and December 31, 2021 and determined that no such accelerated vesting would be applicable to such awards. Later that day K&L Gates sent the proposed severance program to Drinker Biddle.

On January 8, 2020, before the opening of the market, Cott issued a press release announcing that, as part of its strategic planning process, it was evaluating certain strategic alternatives for its S&D Coffee and Tea business, including a sale of such business, to transition Cott into a “pure-play” water solutions provider. Cott noted that it had engaged a financial advisor as part of its strategic planning process to assist it in evaluating whether there are alternatives available to Cott’s Coffee, Tea and Extract Solutions operating segment that would either complement its strategy of organic growth or otherwise enhance shareowner value.

On January 8, 2020, Mr. Prim and Mr. Harrington had a telephone conversation in which they agreed that the value of Cott common shares to be issued to Primo stockholders would be determined based on the period ending January 7, 2020, prior to the announcement earlier that morning regarding Cott’s S&D Coffee and Tea business and the subsequent increase in the trading price for Cott common shares. They also discussed Primo’s proposed severance program and the importance to Cott of all Primo directors and executive officers entering into tender and support agreements and making an election to receive all Cott common shares in connection with the exchange offer to indicate their confidence in the business strategy and prospects of the combined company. The election to receive all Cott common shares in the exchange offer would be subject to the proration mechanics and all other provisions of the merger agreement applicable to Primo stockholders generally.

On January 8, 2020, representatives of K&L Gates and Drinker Biddle had a telephone conversation in which they reviewed and discussed open issues with respect to the merger agreement. Significant open issues included the amount of the termination fee (with Primo proposing 2.5% of Primo’s equity value and Cott proposing 3.75% of such equity value, in each case as implied by the transaction consideration payable pursuant to the merger agreement) and whether the closing of the exchange offer would be subject to a condition relating to holders of no more than 20% of Primo’s outstanding common stock having exercised appraisal rights under the DGCL (the “appraisal rights condition”). Representatives of K&L Gates and Drinker Biddle had further discussions that evening regarding the open issues, including Primo’s counter-proposal regarding a termination fee equal to 3.0% of its equity value as implied by the transaction consideration payable pursuant to the merger agreement.

Early in the morning of January 9, 2020, Drinker Biddle sent K&L Gates a draft letter agreement, consistent with Mr. Harrington and Mr. Prim’s January 8, 2020 conversation, to be signed by all of Primo’s directors and executive officers in which they would elect to receive all Cott common shares in connection with the exchange offer (subject to the proration mechanics and all other provisions of the merger agreement applicable to Primo stockholders generally). K&L Gates and Drinker Biddle finalized the form of such letter agreement later that day, and all directors and executive officers confirmed their willingness to make a stock election in the exchange offer.

On January 9, 2020, representatives of Deutsche Bank and Goldman Sachs discussed calculating the exchange ratio for Cott common shares to be issued to Primo stockholders based on the volume weighted average price per Cott common share ending on January 7, 2020 (or an implied price per share of Cott common share of $13.69), including whether such volume weighted average price calculation should be based on five or 15 trading days. They also engaged in further discussions regarding the amount of the termination fee and the proposed appraisal rights condition.

During the course of the day on January 9, 2020, Drinker Biddle and K&L Gates exchanged revised versions of the merger agreement. All parties worked to finalize the calculation of the exchange ratio with respect to Cott common shares issuable to holders of Primo common stock (taking into account the 19.9% cap on the number of Cott common shares issuable in the transaction). Representatives of Goldman Sachs and Deutsche Bank had further conversations that evening regarding the amount of the termination fee, the proposed appraisal rights condition and the calculation of the exchange ratio for Cott common shares to be issued to Primo stockholders. Cott and Primo agreed to a termination fee based on 3.25% of Primo’s equity value as implied by the transaction consideration payable pursuant to the merger agreement and that the proposed appraisal rights condition should be eliminated.

During the course of the day on Friday, January 10, 2020, all parties worked to finalize open issues on the merger agreement. Primo and Cott engaged in further discussions regarding the severance program and benefits available to Primo management and non-management employees who do not have an employment agreement and whose employment is terminated for specified reasons following the transaction. Primo and Cott and their respective representatives also participated in a due diligence/reverse due diligence bring-down call.

On Saturday, January 11, 2020, Primo held a special board meeting. At the invitation of the Primo board of directors, members of Primo’s management, representatives of Goldman Sachs and representatives of K&L Gates attended the meeting. Mr. Prim began the meeting by reviewing recent developments and discussions with Cott. Representatives of K&L Gates presented the terms of the form of the definitive merger agreement and also reviewed the form of the tender and support agreement (including the letter agreement pursuant to which all of Primo’s directors and executive officers would elect to receive all Cott common shares in connection with the exchange offer (subject to the proration mechanics and all other provisions of the merger agreement applicable to Primo stockholders generally)). The directors approved of Mr. Prim and Ms. Cates being the two nominees to the Cott board of directors. Representatives of Goldman Sachs presented updated financial analyses of the consideration to be received by Primo’s stockholders pursuant to the form of the definitive merger agreement, and the final financial terms of Cott’s offer. Among other things, the Primo board discussed that, using the five-day volume weighted average trading price for Cott common shares on January 7, 2019 of $13.69 to calculate the exchange ratio (rather than the $14.12 per share closing price of Cott common shares on the prior trading day), Cott’s offer represented an implied value of approximately $14.28 per share of Primo common stock (assuming the aggregate mix of consideration payable of approximately 35% cash and 65% Cott common shares). The Primo board also noted that a significant portion of the consideration would be payable in Cott common shares, that Primo stockholders would have the ability to participate in the growth of the combined company, and that such Primo stockholders would benefit from the transition of the combined company to a “pure-play” water company with the opportunity to be valued in line with its water peers. Representatives of Goldman Sachs then rendered Goldman Sachs’ oral opinion to the Primo board of directors, subsequently confirmed by delivery of a written opinion, that, subject to the factors and assumptions set forth therein, the transaction consideration per share of Primo common stock to be paid to the holders (other than Cott and its affiliates) of shares of Primo common stock taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. For more information about Goldman Sachs’ opinion, see below under the caption “—Opinion of Primo’s Financial Advisor.”

Following discussion, the Primo board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the mergers, are advisable, fair to and in the best interests of Primo’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer and the mergers, in accordance with the requirements of the DGCL, and (iii) recommended that stockholders of Primo accept the offer and tender their shares of Primo common stock pursuant to the offer.

Over the balance of Saturday, January 11, 2020 and Sunday, January 12, 2020, the parties and their respective advisors finalized communication and other matters.

Early in the morning of Monday, January 13, 2020, Primo and Cott signed the definitive agreement and issued a joint press release announcing the transaction.

On January 15, 2020, Legion Partners filed Amendment No. 7 to its Schedule 13D in which it reported that it had sold substantially all shares of Primo common stock owned by it on January 13 and 14, 2020.

Reasons for the Company Board’s Recommendation.

On January 11, 2020, the Company Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the mergers, are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer and the mergers, in accordance with the requirements of the DGCL, and (iii) recommended that stockholders of the Company accept the offer and tender their shares of Primo common stock pursuant to the offer.

In evaluating the merger agreement, the offer, the mergers and the other transactions contemplated by the merger agreement, the Company Board consulted with the Company’s executive management, outside legal counsel and an outside financial advisor. In recommending that the Company’s stockholders accept the offer and tender their shares of Primo common stock pursuant to the offer, the Company Board also considered a number of factors potentially weighing in favor of the offer and the mergers, including the following factors (which are not necessarily presented in order of relative importance):

•	Offer Price and Right to Participate in Cott’s Future Growth. The Company Board considered:

•

The fact that, as of the close of business on the last trading day prior to the announcement of the offer and the first merger, the value of the consideration represented a premium of approximately 32.2% to the 30-day volume-weighted average price of the shares of Primo common stock ending on January 10, 2020 ($10.80);

•

The historic volatility in the trading price of Primo shares demonstrated by the broad range of 52-week high ($16.22 on May 3, 2019) and low ($9.59 on November 19, 2019) trading prices of Primo shares;

•

The fact that for each outstanding share of Primo common stock accepted for payment in the offer or converted and exchanged in the first merger, the holder thereof will be entitled to receive approximately 64.02% of the consideration in Cott common shares and, therefore, participate in the upside potential of the combined company;

•

The fact that in lieu of receiving the mixed consideration, holders of Primo shares may elect to receive, for each share that they hold, the cash consideration or the stock consideration, in each case, subject to proration;

•	The ability for stockholders to elect the stock consideration which may allow them to defer a portion of their taxable gain;

•	The belief of the Company Board that as a result of extensive negotiations between the parties it had obtained Cott’s best and final offer for the shares of Primo common stock; and

•	The fact that the offer and the mergers are expected to be immediately accretive to Cott’s earnings per share.

•

Implied Valuation. The Company Board considered the fact that the valuation of the Company implied by the offer price was at a premium to almost all of the comparable food and beverage company transaction multiples identified by the Company and its advisors, in each case based on trailing twelve month EBITDA multiples.

•

Combined Resources, Complementary Products, Strong Partnership, Execution Risks in Remaining Independent and Future Success. The Company Board carefully considered the current and historical financial condition, results of operations, business, competitive position and prospects of the Company. Additionally, the Company Board also considered a number of other factors, including:

•

Combined Resources. The Company Board’s belief that the transaction would provide the Company with the substantial resources necessary to expand its geographic footprint to deliver its product offerings across North American and European markets. In particular, the Company has historically faced challenges expanding its operations outside the United States and Canada and Cott currently has an established presence in 21 countries across North America and Europe. The Company Board also considered that the combination of the Company and Cott would (i) enable the Company to increase retail penetration by targeting retail customers with which Cott has an established relationship, (ii) increase purchasing power creating opportunities to reduce procurement costs and (iii) enable the Company and Cott to benefit from the marketing of Cott products in the packaging and sale of Company water dispensers.

•

Complementary Products. The Company Board considered the complementary nature of the products of the Company and Cott to enable the combined company to offer end users a full range of water solutions across a broader array of price points, including home and office delivery, exchange and refill. Additionally, the Company Board believes the combined company can benefit from leveraging Cott’s Pureflo intellectual property with respect to the refill business.

•

Strong Partnership. The Company Board considered the fact the Cott has been an important partner of the Company since 2013, and that Cott’s management’s deep understanding of the Company’s exchange business would reduce integration risks and increase the likelihood of achieving expected synergies. The Company Board also considered the fact that Cott has agreed to appoint two current members of the Company Board to its board of directors, evidencing Cott’s desire to take advantage of the experience and industry knowledge of the Company Board to drive growth of the combined company.

•

Execution Risks in Remaining Independent. The Company Board considered a number of the business challenges that the Company was facing, including the operational and business risks of operating as an independent company, the challenges the Company has recently faced with its Refill business, the current competitive environment in the Company’s industry as well as general uncertainty surrounding forecasted economic conditions, both in the near-term and long-term.

•

Future Success. Given the stock component of the consideration payable to the Company stockholders, the Company Board considered that Company stockholders will continue to be able to meaningfully participate in the future growth of Cott and, indirectly, the Company.

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Rebranding and Transition to Pure Play Water Company Improves Growth Profile. The Company Board considered the fact that Cott has announced a desired intention to transition into a pure play water company and that it is exploring strategic alternatives for its S&D Coffee and Tea business. The Company Board considered that Cott’s transformation to a pure play water company, including the divesture of its lower margin S&D Coffee and Tea business, would create opportunities for the combined company to benefit from higher revenue growth and margins, more consistent with its water and route-based peers. The Company Board also believes the combined company, rebranded under the “Primo Water Corporation” name, will benefit from the fact that the Company’s brand is associated with the current trends of healthy hydration and environmental sustainability.

•

Certainty of Value and Liquidity; Potential Participation in Growth. The Company Board considered the form of the consideration payable to Company stockholders. The cash consideration will offer Company stockholders certainty as to value and liquidity, while the stock consideration will offer the ability to participate in the future growth of Cott and, indirectly, the Company and to benefit from any potential appreciation that may be reflected in the value of Cott common shares (which future earnings growth rate may represent a different growth rate than the Company’s business on a standalone basis), as well as the ability to attain liquidity should any of the Company stockholders choose not to retain their Cott common shares.

•	No Financing Condition and Transaction Certainty. The Company Board considered its belief that the offer and the first merger will likely be consummated, based on, among other factors:

•

The representations and covenants of Cott and the Purchaser in the merger agreement regarding their obligations to obtain financing sufficient to pay the aggregate consideration and the debt commitment letter and the fact that Cott’s obligation to accept shares of Primo common stock for payment in the offer and close the first merger is not subject to any financing contingency;

•	The reputation and financial condition of Cott;

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The fact that directors and executive officers who are beneficial owners of 10.4% of the Company’s equity have entered into support agreements with Cott pursuant to which they have agreed to tender their Primo common stock in the offer;

•

The fact that the Company Board believes, after consultation with senior management, that there are unlikely to be any significant delays or obstacles to Cott obtaining the necessary regulatory clearances and approvals to complete the offer and the first merger.

•

Market Check. The Company Board considered the results of a market check conducted by the Company Board and senior management with the assistance of the Company’s financial advisor, Goldman Sachs, involving a group of nine potential acquirers determined to be the most likely to have interest in an acquisition. The Company Board believes that the transaction consideration to be paid by Cott in the offer and the first merger reflected the best price reasonably attainable for the Company’s stockholders (based on a number of criteria including value and certainty of closing).

•

Fairness Opinion. The Company Board considered the oral opinion of Goldman Sachs, subsequently confirmed in writing, that, as of the date of that written opinion, based on and subject to the assumptions made, procedures followed, matters considered and limitations upon the review undertaken by Goldman Sachs in preparing its written opinion, as set forth in such written opinion, the aggregate consideration (as defined in the written opinion) to be offered to the holders of the shares of Company common stock (other than Cott and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders, as more fully described below in “—Opinion of the Company’s Financial Advisor.” The Company Board was aware that Goldman Sachs will become entitled to certain fees upon consummation of the offer and mergers, as more fully described below in “—Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Goldman Sachs is attached hereto as Annex I.

•

Certain Management Projections. The Company Board considered certain financial projections for the Company prepared by Company management, which reflected certain assumptions of the Company’s senior management. For further discussion, see “—Certain Financial Forecasts.”

•

The Terms of the Merger Agreement. The Company Board considered all of the terms and conditions of the merger agreement, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the consideration and the structure of the termination rights, including:

•	That the terms of the merger agreement were the product of arms-length negotiations between two sophisticated parties and their respective advisors;

•

The merger agreement provides for the prompt commencement of the offer, which may enable holders of Company common stock who tender their shares into the offer to receive their consideration more quickly than in a transaction structured as a one-step merger;

•

The ability to respond to unsolicited acquisition proposals by the Company Board upon the determination that the failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law and to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances;

•

The right of the Company Board to change or withdraw its recommendation to holders of Company common stock following receipt of an unsolicited superior proposal or upon the occurrence of certain other intervening events and determination that the failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law;

•

The right of the Company Board to terminate the merger agreement and to accept a superior proposal if certain conditions are met, subject to the payment of the $18.9 million termination fee (approximately 3.25% of the aggregate equity value represented by the transaction and approximately 2.44% of the aggregate transaction value) to Cott;

•

The Company Board’s belief that the $18.9 million termination fee payable by the Company upon its termination of the merger agreement to accept a superior proposal (i) is reasonable in light of the overall terms of the merger agreement and the benefits of the offer and the first merger and (ii) would not preclude another party from making a competing proposal;

•

The obligations of Cott and Purchaser to accept shares of Primo common stock for payment pursuant to the offer and to close the first merger are subject to a limited number of conditions, and the Company Board’s belief, in consultation with senior management and legal advisors, that the transactions contemplated by the merger agreement are reasonably likely to be consummated;

•

The fact that in the event that the conditions of the offer, with the exception of certain conditions, have not been satisfied or waived at the scheduled expiration of the offer, the Purchaser must extend the offer for one or more periods of up to 10 business days until such conditions have been satisfied or waived, subject to the outside date provided in the merger agreement and the other terms and conditions of the merger agreement; and

•

The Company’s ability to enforce any provision of the merger agreement by a decree of specific performance if Cott or Purchaser fails, or threatens to fail, to satisfy their obligations under the merger agreement.

•

Appraisal Rights. The Company Board considered the availability of statutory rights of appraisal to holders of shares of Primo common stock who do not tender their shares pursuant to the offer and comply with specified procedures under Delaware law.

In its deliberations concerning the offer, the first merger and the other transactions contemplated by the merger agreement, the Company Board also considered and balanced against the factors potentially weighing in favor of the offer and the first merger a number of uncertainties, risks, restrictions and other factors potentially weighing against the offer and the first merger, including the following (which are not necessarily presented in order of relative importance):

•

Fluctuations in the Price of Cott Common Stock. The Company Board considered the fact that holders of shares of Company common stock who receive Cott common shares in the offer or the first merger will receive a fixed number of Cott common shares, and such number of shares will not be adjusted for any decrease in the trading price of Cott common shares between the date of the merger agreement and the completion of the offer or the first merger, and the fact that the Company is not permitted to terminate the merger agreement solely because of changes in the market price of Cott common shares.

•

Value of Consideration Below 52-Week High of Company Stock Price. The Company Board considered the fact that, while the value of the transaction consideration represented a premium of approximately 32.2% to the $10.80 30-day volume-weighted average price of the Primo common stock ending on January 10, 2020, such value is below the $16.35 52-week high trading price of the Company’s common stock on May 3, 2019.

•	Non-Solicitation Covenant. The Company Board considered the fact that the merger agreement imposes restrictions on soliciting and responding to competing acquisition proposals from third parties.

•

Termination Fee. The Company Board considered the fact that, under specified circumstances, the Company may be required to pay fees and expenses in the event the merger agreement is terminated and the effect this could have on the Company, including:

•

The possibility that the $18.9 million termination fee payable by the Company upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing proposal, although the Company Board believed that the termination fee was reasonable in amount and would not unduly deter any other party that might have a genuine interest in acquiring the Company; and

•	If the offer and the first merger are not consummated, the Company will generally be required to pay its own expenses associated with the merger agreement and the transactions contemplated thereby.

•

Monetary and Opportunity Costs / Interim Restrictions. The Company Board considered the significant costs involved in connection with entering into and completing the offer and the first merger and the substantial time and effort of management required to consummate the offer and the first merger, which could disrupt the Company’s business operations. The Company Board also considered the restrictions on the Company’s conduct of business prior to completion of the offer and the first merger, which could delay or prevent the Company from undertaking business opportunities that may arise or taking other actions with respect to the Company’s operations during the pendency of the offer, whether or not the offer and the first merger are completed.

•

Effects of Transaction Announcement. The Company Board considered the fact that the announcement and pendency of the offer and the first merger, or the failure to complete the first merger, may cause substantial harm to the Company’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management and other personnel), vendors and customers.

•

Effect on Market Price. The Company Board considered the fact that the market price of Primo common stock could be affected by many factors, including (i) if the merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting the Company; (ii) the possibility that, as a result of the termination of the merger agreement, possible acquirers may consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of Primo common stock by short-term investors following an announcement that the merger agreement was terminated.

•

Closing Conditions. The Company Board considered the fact that completion of the offer and first merger is subject to the satisfaction of certain closing conditions that are not within the Company’s control, including receipt of the necessary regulatory clearances and approvals and that no Company Material Adverse Effect (as defined in the merger agreement) on the Company has occurred.

•

Cash Component of Consideration. The Company Board considered that the holders of Company common stock who receive cash consideration, either because of an affirmative election or because of subsequent proration, will not be able to participate in the future benefits of the combined company and the fact that the receipt of cash will be a taxable transaction for U.S. federal income tax purposes; and

•

Potential Conflicts of Interest. The Company Board considered the fact that certain of the Company’s directors and executive officers may have interests in the offer and the first merger that may be deemed to be different from, or in addition to, those of the Company stockholders. The Company Board was made aware of and considered these interests. For more information about such interests, see Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

After taking into account all of the factors set forth above, as well as others, the Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the offer and the first merger were outweighed by the potential benefits of the offer and the first merger to the Company’s stockholders.

The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but summarizes the material factors considered by the Company Board. In light of the variety of factors considered in connection with its evaluation of the offer and the first merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, the Company’s executive management, financial advisor and legal counsel. It should be noted that this explanation of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in Item 8. “Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

Certain Financial Forecasts.

Primo does not, as a matter of course, make detailed or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic planning process, including, without limitation, the due diligence process and evaluation of the offer, the merger agreement and the transactions, Primo’s senior management prepared financial projections for fiscal years 2019 through 2024, including certain projections of Primo’s operations presented by line of business, and NOL forecasts for fiscal years 2020 through 2031 (the “projections”). These projections were provided to the Company Board, Goldman Sachs and Cott (through 2023 only) in preparation for their analysis and evaluation of Primo and its businesses. To give Primo stockholders access to certain nonpublic information that was available to Cott and the Company Board at the time of the evaluation of the merger agreement and the transactions, Primo’s senior management has included these projections below.

These projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the offer, the merger agreement or the transactions or any other effects of such terms. Primo has three operating and reporting segments, and its management evaluates Primo’s performance and makes decisions regarding allocation of resources based on segment results. Primo does not provide line of business operating results on a standalone basis, and the separate line of business projections set forth below were prepared and provided only for diligence and valuation purposes with respect to the proposed transactions. The projections were prepared by Primo’s management for internal use and were not prepared with a view toward public disclosure, except to the parties identified above, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation of financial forecasts or generally accepted accounting principles. The projections do not comply with generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the accompanying projected financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The projections were prepared by employees of Primo without the assistance of Cott, Purchaser or any of their affiliates.

The projections are being included in this Schedule 14D-9 because they were, among other items, relied upon by Goldman Sachs in connection with its analyses described under “—Opinion of the Company’s Financial Advisor.” The projections were developed for use only by the Company Board and Goldman Sachs in connection with its fairness opinion. Prior to the execution of the merger agreement, the Company and Goldman Sachs provided a summary of the projections to Cott solely for illustrative purposes and as part of Cott’s due diligence review of the Company.

Although presented with numerical specificity, these projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Primo’s ability to control or predict, including with respect to industry performance, competitive factors, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives, which assumptions may not prove to have been, or may no longer be, accurate. The projections also reflect assumptions as to certain business decisions that are subject to change. The projections cover multiple years, and such information by its nature becomes less reliable with each successive year. In addition, all projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Item 8. “Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

There can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that Primo or any of its affiliates, advisors, officers, directors or representatives considered or consider the projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither Primo nor any of its affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Primo nor any of its affiliates intends to make publicly available an update or other revisions to the projections. Neither Primo nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Primo compared to the information contained in the projections or that the projections will be achieved. Primo has made no representation to Cott or Purchaser or any of their respective affiliates concerning the projections.

The summary of the projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender their shares in the offer, but because this information was made available by Primo to Cott, the Purchaser and Goldman Sachs. The information from the projections should be evaluated, if at all, in conjunction with the financial information set forth under the caption “Selected Historical Consolidated Financial Data of Primo” in the offer to exchange, which is being delivered to stockholders contemporaneously with this Schedule 14D-9, and the historical financial statements and other information regarding Primo contained in Primo’s public filings with the SEC.

The tables below present selected projected financial information for the fiscal years ending December 31, 2019 through 2024 and NOL forecasts for the fiscal years ending 2020 through 2031.

($ in millions, except per share data)	Forecast 2019	Forecast 2020	Forecast 2021	Forecast 2022	Forecast 2023	Forecast 2024
Net Revenue
Exchange	$87	$105	$112	$120	$127	$135
Refill	166	170	175	180	186	191
Dispensers	65	70	80	88	95	102

Total	$317	$345	$368	$388	$408	$428

Growth%
Exchange	11.2%	21.0%	7.0%	6.5%	6.0%	6.0%
Refill	(5.4%)	2.8%	3.0%	3.0%	3.0%	3.0%
Dispensers	32.4%	7.4%	15.0%	10.0%	8.0%	7.6%

Total	5.0%	8.7%	6.6%	5.6%	5.1%	5.0%

Gross margin $
Exchange	26	33	35	38	41	44
Refill	51	53	56	60	63	66
Dispensers	4	5	6	6	7	7

Total	82	91	97	104	111	118

Gross margin %
Exchange	30.3%	31.0%	31.0%	32.0%	32.5%	33.0%
Refill	31.1%	31.3%	32.0%	33.0%	34.0%	34.6%
Dispensers	6.8%	7.0%	7.0%	7.0%	7.0%	7.0%

Total	25.9%	26.3%	26.2%	26.8%	27.2%	27.5%

EBITDA	$44	$56	$60	$67	$73	$78
Stock-Based Compensation	4	7	7	7	7	7

Adjusted EBITDA	$52	$63	$67	$74	$80	$85

Percentage Adjusted EBITDA to Net Sales	16.4%	18.1%	18.3%	19.0%	19.5%	19.9%
EBIT	$15	$28	$33	$39	$44	$49

Net Income	$4	$18	$25	$31	$37	$43
EPS	$0.10	$0.44	$0.59	$0.75	$0.89	$1.01

Free Cash Flow(1)	$11	$30	$37	$44	$49	$55

Unlevered Free Cash Flow(2)	N/A	$25	$30	$34	$38	$43

Federal NOLs ($ in millions)	Forecast 2020	Forecast 2021	Forecast 2022	Forecast 2023	Forecast 2024	Forecast 2025	Forecast 2026	Forecast 2027	Forecast 2028	Forecast 2029	Forecast 2030	Forecast 2031
Beginning of Period Balance	$256	$251	$246	$244	$243	$205	$167	$129	$91	$47	$3	—
Issuance	—	—	—	—	—	—	—	—	—	—	—	—
Utilization	—	—	—	—	37	38	38	38	44	44	44	44
Expiration	(5)	(5)	(2)	(1)	—	—	—	—	—	—	—	—
End of Period Balance	$251	$246	$244	$243	$205	$167	$129	$91	$47	$3	—	—

(1)	“Free Cash Flow” is defined as net cash provided by operating activities less net cash used in investing activities.
(2)

Calculated as net operating profit after tax less capital expenditures, plus depreciation and amortization and changes in net working capital. Unlevered free cash flow was arithmetically calculated by representatives of Goldman Sachs from forecasts prepared and provided for, and approved by the Company for use by, Goldman Sachs.

Primo also provided Goldman Sachs access to certain financial information prepared by Cott’s management and provided to Primo as part of its due diligence of Cott. Cott does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations, other than general earnings guidance, due to the inherent unpredictability of the underlying assumptions and projections. These forecasts were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Cott has advised Primo that the forecasts were prepared using assumptions as to growth rates and plans for Cott’s business that are unrelated to the proposed acquisition of Primo. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond Cott’s ability to control or predict, including with respect to industry performance, competitive factors, general business, economic, regulatory, market and financial conditions, as well as matters specific to Cott’s business, including with respect to future business initiatives, which assumptions may not prove to have been, or may no longer be, accurate. The forecasts also reflect assumptions as to certain business decisions, including the retention or disposition of Cott’s S&D Coffee and Tea business, that are subject to change. The forecasts cover multiple years, and such information by its nature becomes less reliable with each successive year. In addition, all forecasts are forward-looking statements and there can be no assurance that the forecasts will be realized, as actual results may vary materially from forecasted results. Neither Cott, Primo nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Cott or the combined business compared to the information contained in the forecasts or that the forecasts will be achieved. Cott has made no representation to Primo, Goldman Sachs or any of their respective affiliates concerning the forecasts.

The below summary of the forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender their shares in the offer, but because this information was made available by Primo to Goldman Sachs. The forecasts included below have been prepared by, and are the responsibility of, Cott’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying forecasts and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated in this filing by reference to the Annual Report on Form 10-K for the year ended December 29, 2018 relates to Cott’s previously issued financial statements. It does not extend to the projected financial information and should not be read to do so. The information from the forecasts should be evaluated, if at all, in conjunction with the financial information set forth under the caption “Selected Historical Consolidated Financial Data of Cott” in the offer to exchange, which is being delivered to stockholders contemporaneously with this Schedule 14D-9, and the historical financial statements and other information regarding Cott contained in Cott’s public filings with the SEC.

Assuming Cott retains the S&D Coffee and Tea business and excluding future tuck-in acquisitions, Cott’s forecast reflects expected 2020 revenues of over $2.4 billion (and assumes a growth rate of 3-4% for expected revenues in 2021 and 2022), and expected 2020 adjusted EBITDA of $339 million (Route-Based Services $322 million, Coffee $44 million, and Corporate $(27) million) and assumes a growth rate of approximately 6% for expected adjusted EBITDA in 2021 and 2022. Assuming Cott disposes of the S&D Coffee and Tea business, Cott’s forecast reflects 2020 expected revenues of over $1.8 billion (and assumes a growth rate of 3-4% for expected revenues in 2021 and 2022), and 2020 expected adjusted EBITDA of $295 million (Route-Based Services $322 million and Corporate $(27) million) and assumes a growth rate of approximately 6% for expected adjusted EBITDA in 2021 and 2022.

In both cases, adjusted EBITDA excludes the impact of acquisition and integration expenses, share-based compensation expense, loss (gain) on PP&E disposals, and other expenses.

This Schedule 14D-9 contains non-GAAP financial measures including EBIT, EBITDA, and Adjusted EBITDA, Free Cash Flow Primo’s management included such measures in the projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Primo and the surviving entity in the mergers. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

Opinion of the Company’s Financial Advisor.

At a meeting of the Company Board, Goldman Sachs rendered its oral opinion to the Company Board, subsequently confirmed in writing, that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the aggregate transaction consideration to be paid to the holders (other than Cott and its affiliates) of shares of Primo common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 13, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex I. The summary of Goldman Sachs’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Company Board in connection with its consideration of the transactions. The Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Primo common stock should tender such shares in connection with the exchange offer, how any holder of such shares should make any election with respect to the transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders or shareowners, as applicable, and Annual Reports on Form 10-K of Primo and Cott for the five fiscal years ended December 31, 2018 and December 29, 2018, respectively;

•	certain interim reports to stockholders or shareowners, as applicable, and Quarterly Reports on Form 10-Q of Primo and Cott;

•	certain other communications from Primo and Cott to their respective stockholders or shareowners, as applicable;

•	certain publicly available research analyst reports for Primo and Cott;

•

certain internal financial analyses and forecasts for Primo prepared by its management, which are summarized above in the section “Certain Financial Forecasts”, and for Cott standalone prepared by Cott’s management, and certain financial analyses and forecasts for Cott pro forma for the transactions prepared by the managements of Primo and Cott, in each case, as approved for Goldman Sachs’ use by Primo (the “Forecasts”), including certain operating synergies projected by the managements of Primo and Cott to result from the transactions, as approved for Goldman Sachs’ use by Primo (the “Synergies”); and

•

certain internal analyses and estimates of Primo’s expected utilization of net operating loss carryforwards prepared by its management, as approved for Goldman Sachs’ use by Primo, which are summarized above in the section “Certain Financial Forecasts” (the “NOL Forecasts”).

Goldman Sachs also held discussions with members of the senior managements of Primo and Cott regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions and the past and current business operations, financial condition and future prospects of Primo and Cott; reviewed the reported price and trading activity for the shares of Primo common stock and Cott common shares; compared certain financial and stock market information for Primo and Cott with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the food and beverage industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Primo’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Primo’s consent that the Forecasts, including the Synergies, and the NOL Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Primo. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Primo or Cott or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions will be obtained without any adverse effect on Primo or Cott or on the expected benefits of the transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the transactions will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Primo to engage in the transactions or the relative merits of the transactions as compared to any strategic alternatives that may be available to Primo; nor does it address any legal, regulatory, tax or accounting matters or the fairness of proration and certain other procedures and limitations set forth in the merger agreement. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Cott and its affiliates) of Primo common stock of the aggregate transaction consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transactions, including the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Primo; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Primo, or class of such persons in connection with the transactions, whether relative to the aggregate transaction consideration to be paid to the holders (other than Cott and its affiliates) of shares of Primo common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Cott’s common stock will trade at any time or as to the impact of the transactions on the solvency or viability of Primo or Cott or the ability of Primo or Cott to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 10, 2020, the last completed trading day prior to announcement of the transactions, and is not necessarily indicative of current market conditions.

Implied Premia and Multiples.

Goldman Sachs calculated and compared certain implied premia and multiples using the implied value of the aggregate transaction consideration to be paid for each share of Primo common stock upon an election to receive the mixed consideration (which we refer to in this section as a “mixed consideration election”), which was derived by Goldman Sachs by multiplying of $14.12, Cott’s closing stock price on January 10, 2020, by 0.6549, representing the number of Cott common shares to be received upon a mixed consideration election, and adding $5.04, the cash consideration to be received per share of Primo common stock upon a mixed consideration election.

Goldman Sachs compared the implied value of the aggregate transaction consideration to be received upon a mixed consideration election to (i) the closing price of shares of Primo common stock on January 10, 2020 and (ii) the volume weighted average trading price of the shares of Primo common stock for the 10 trading-day, 30 trading-day and 60 trading-day periods ended January 10, 2020. This analysis indicated that the aggregate transaction consideration to be received upon a mixed consideration election represented:

•	a premium of 28.8% to the closing price of shares of Primo common stock on January 10, 2020, of $11.09;

•	a premium of 26.9% to the volume weighted average trading price of $11.26 per share of Primo common stock for the 10-trading day period ended January 10, 2020;

•	a premium of 32.3% to the volume weighted average trading price of $10.80 per share of Primo common stock for the 30-trading day period ended January 10, 2020; and

•	a premium of 32.1% to the volume weighted average trading price of $10.81 per share of Primo common stock for the 60-trading day period ended January 10, 2020.

Goldman Sachs also calculated an implied offer equity value for Primo by multiplying the implied value of the aggregate transaction consideration to be received upon a mixed consideration election by the total number of fully diluted shares of Primo common stock outstanding, as provided by the management of Primo. Goldman Sachs then calculated an implied enterprise value for Primo by adding to the implied equity value Primo’s net debt as of December 31, 2019, as provided by the management of Primo. Using the foregoing implied enterprise value, Goldman Sachs calculated the following multiples:

•	the implied enterprise value as a multiple of Adjusted EBITDA for the 12-month period ended September 30, 2019, or Q3 LTM Adj. EBITDA, as provided in company filings;

•

the implied enterprise value as a multiple of Estimated Adjusted EBITDA for calendar year 2019, as reflected in (i) the Forecasts and (ii) median estimates published by the Institutional Brokers’ Estimate System (which we refer to in this section as the “IBES Estimates”) for Primo; and

•	the implied enterprise value as a multiple of Estimated Adjusted EBITDA for calendar year 2020, as reflected in (i) the Forecasts and (ii) IBES Estimates for Primo.

Goldman Sachs also calculated the implied value of the aggregate transaction consideration to be received upon a mixed consideration election as a multiple of earnings per share for calendar year 2020 (“P/E”), as reflected in (i) the Forecasts and (ii) IBES Estimates for Primo.

The results of these calculations are as follows:

Aggregate Transaction Consideration
EV / Q3 LTM Adjusted EBITDA	15.7 x
Based on Primo Management Forecasts
EV / 19E Adjusted EBITDA	15.2 x
EV / 20E Adjusted EBITDA	12.6 x
2020 P/E	32.6 x
Based on IBES Forecasts
EV / 19E Adjusted EBITDA	15.6 x
EV / 20E Adjusted EBITDA	14.2 x
2020 P/E	57.1 x

Illustrative Discounted Cash Flow Analysis. Using the Forecasts and the NOL Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Primo. Using mid-year convention and discount rates ranging from 5.50% to 6.50%, reflecting estimates of Primo’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2019, (i) estimates of unlevered free cash flow for Primo for the years 2019 through 2024 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Primo, which were calculated by applying perpetuity growth rates ranging from 1.00% to 1.50%, to a normalized terminal year estimate of the free cash flow to be generated by Primo, per the management of Primo (which analysis implied exit terminal year LTM Adjusted EBITDA multiples ranging from 9.2x to 12.8x). In addition, using the same range of discount rates, Goldman Sachs discounted to present value as of December 31, 2019, the estimated benefits of Primo’s net operating losses and other tax attributes for the years 2020 through 2031, per the management of Primo and as reflected in the NOL Forecasts. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Primo’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Primo, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative implied enterprise values for Primo by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative implied enterprise values it derived for Primo using Primo’s net debt outstanding as of December 31, 2019, as provided by the management of Primo, to derive a range of illustrative implied equity values for Primo. Goldman Sachs then divided the range of illustrative implied equity values it derived by the number of fully diluted shares outstanding of Primo, as provided by the management of Primo, to derive a range of illustrative implied present values per share ranging from $13.87 to $19.73.

Illustrative Present Value of Future Share Price Analysis. Using the Forecasts, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Primo common stock, which is designed to provide an indication of the present value of a theoretical future value of Primo’s equity as a function of Primo’s financial multiples. Goldman Sachs first calculated the implied enterprise value per share of Primo common stock as of December 31 for each of the fiscal years 2020 and 2021 by applying a range of enterprise value to next twelve months (NTM) Adjusted EBITDA multiples, or NTM Adj. EBITDA multiples, of 10.5x to 12.5x to estimates of the Adjusted EBITDA for Primo for the following fiscal year, as reflected in the Forecasts. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical average NTM Adj. EBITDA multiples for Primo during the 1-year and 2-year periods ended January 10, 2020. To derive a range of illustrative implied equity value for Primo, Goldman Sachs subtracted the estimated amount of Primo’s net debt outstanding as of December 31 for each of the fiscal years 2020 and 2021, as reflected in the Forecasts, from the range of illustrative implied enterprise values it derived for Primo. Goldman Sachs then divided the range of illustrative implied equity values it derived by the number of fully diluted shares outstanding of Primo as of

December 31 for each of the fiscal years 2020 and 2021, as reflected in the Forecasts, and discounted the resulting implied future share prices to present value as of January 10, 2020, using an illustrative discount rate of 6.3%, reflecting an estimate by Goldman Sachs of Primo’s cost of equity, to derive a range of illustrative implied present values per share of Primo common stock. Goldman Sachs derived such illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an estimated beta for Primo, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in an illustrative range of implied present equity values of $11.94 to $16.23 per share of Primo common stock.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the beverage sector between July 2010 and January 2020 (which we refer to as the “selected transactions”). The following table presents the result of this analysis:

Date	Target	Acquirer	EV ($bn)	EV / EBITDA
Jan-2018	Keurig Green Mountain	Dr. Pepper Snapple	$27.5	17.0x
Jul-2017	Cott (Bottling)	Refresco	$1.3	9.2x
Oct-2016	Glacier Water	Primo Water	$0.3	10.8x
Aug-2016	S&D Coffee	Cott	$0.4	9.9x
Dec-2015	Keurig Green Mountain	JAB Group	$14.3	13.9x
Dec-2014	DS Services	Cott	$1.3	7.4x
Jul-2014	Apple & Eve	Lassonde	$0.2	9.9x
Jun-2011	Clement Pappas	Lassonde	$0.4	6.7x
Jul-2010	Cliffstar	Cott	$0.5	6.3x

Low				6.3x
High				17.0x

While none of the companies that participated in the selected transactions are directly comparable to Primo, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Primo’s results, market size and product profile.

For each of the selected transactions, Goldman Sachs calculated and compared the estimated transaction enterprise value, which is (x) the announced per share consideration paid or payable in the applicable transaction multiplied by the number of diluted outstanding shares of the target company plus (y) the net debt of the target company, based on data obtained from public filings, Mergermarket and Capital IQ, as a multiple of the EBITDA as of the announcement date for the applicable target company’s most recently completed four fiscal quarters (which we refer to as the “EV / EBITDA multiple”). Goldman Sachs calculated the implied value per share of Primo common stock by applying an illustrative range of EV / EBITDA multiples of 6.3x to 17.0x to Primo’s LTM Adjusted EBITDA for the period ended September 30, 2019, as provided in company filings, to derive a range of implied enterprise values, from which Goldman Sachs subtracted Primo’s net debt outstanding as of December 31, 2019, as provided by the management of Primo, to derive a range of implied equity values. Goldman Sachs then divided the range of implied equity values by the number of diluted shares of Primo, as provided by the management of Primo, to derive a range of implied values of $2.98 to $15.86 per share of Primo common stock. The illustrative range was selected by Goldman Sachs based on its professional judgment and experience, taking into consideration, among other things, the observed multiples for the selected transactions.

Premia Analysis. Using publicly available information and Thomson Financial Securities data, Goldman Sachs reviewed and analyzed the acquisition premia for transactions announced during the time period from January 10, 2015 through January 10, 2020 involving a public company target based in the United States where stock accounted for more than 50% of the total consideration and where the disclosed enterprise value for the target in the transaction was between $500 million and $5 billion. For the entire period, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in such transactions relative to the target’s last closing price per share one day prior to the date of the announcement of the transaction. This analysis indicated a median premium of 11.6% across the period. This analysis also indicated a 25th percentile premium of 1.7% and 75th percentile premium of 24.2% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 1.7% to 24.2% to the closing price per share of Primo common stock of $11.09 as of January 10, 2020, and calculated a range of implied equity value per share of Primo common stock of $11.28 to $13.77. The illustrative range was selected by Goldman Sachs based on its professional judgment and experience, taking into consideration, among other things, the observed premia for the transactions.

Illustrative Present Value of Future Stock Price Analysis for Shares of Primo Common Stock on a Pro Forma Basis. Goldman Sachs performed an illustrative analysis to derive a range of illustrative implied present values of the future value of the aggregate transaction consideration to be received for each share of Primo common stock upon a mixed consideration election.

Goldman Sachs first derived a range of theoretical enterprise values of Cott (after giving effect to the transactions), separately deriving such theoretical enterprise values to account for Cott’s retention of S. & D. Coffee, Inc. (“S&D”) and Cott’s sale of S&D, as of December 31 for each of the fiscal years 2019, 2020 and 2021, by applying a range of enterprise value to next twelve months (NTM) Adjusted EBITDA multiples, or NTM Adj. EBITDA multiples, of 9.0x to 10.0x to estimates of the Adjusted EBITDA for Cott for the following fiscal year (after giving effect to the transactions), based on the Forecasts, taking into account the Synergies. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical average NTM Adj. EBITDA multiples for Cott and Primo during the 1-year and 2-year periods ended January 10, 2020. To derive a range of illustrative implied equity values for Cott on a pro forma basis, Goldman Sachs subtracted the estimated amount of Cott’s pro forma net debt outstanding as of December 31, 2019, 2020 and 2021, based on the Forecasts and separately deriving such net debt to account for scenarios where Cott retained S&D and where Cott sold S&D, from the range of illustrative implied enterprise values it derived for Cott on a pro forma basis. By applying a discount rate of 5.7%, reflecting an estimate of Cott’s cost of equity on a pro forma basis (based on the estimated cost of equity for each of Cott and Primo on a stand-alone basis weighted by the market capitalization of Cott and Primo, as of January 10, 2020), Goldman Sachs discounted to present value as of January 10, 2020 both the theoretical future equity values it derived for Cott on a pro forma basis and the cumulative estimated dividends to be paid per Cott common share on a pro forma basis as reflected in the Forecasts, to yield illustrative present values of the pro forma equity values. Goldman Sachs derived such illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then divided the illustrative present values of the pro forma equity values it derived by the number of fully diluted Cott shares estimated to be outstanding on a pro forma basis, based on the Forecasts, to derive a range of present values per Cott common share on a pro forma basis. Goldman Sachs then multiplied these estimated per share present values by 0.6549, representing the number of Cott common shares to be received upon a mixed consideration election, and added $5.04, the cash portion of the consideration to be received per share of Primo common stock upon a mixed consideration election. This analysis yielded a range of illustrative present values for the 0.6549 Cott common shares, together with the cash portion of the mixed consideration of $5.04, ranging from $14.06 to $17.72, reflecting Cott’s retention of S&D, and $14.10 to $17.34, reflecting Cott’s sale of S&D, for the aggregate transaction consideration received for each share of Primo common stock in the transactions on a pro forma basis.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman

Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Primo or Cott or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Cott and its affiliates) of Primo common stock of the aggregate transaction consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Primo, Cott, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The aggregate transaction consideration was determined through arm’s-length negotiations between Primo and Cott and was approved by the Company Board. Goldman Sachs provided advice to Primo during these negotiations. Goldman Sachs did not, however, recommend any specific amount or form of consideration to Primo or the Company Board or that any specific amount or form of consideration constituted the only appropriate consideration for the transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Primo, Cott, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Primo in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the merger agreement. During the two year period ended January 13, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by Primo or Cott or any of their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Primo, Cott and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions. Pursuant to a letter agreement dated September 12, 2019, Primo engaged Goldman Sachs to act as its financial advisor in connection with the transactions. The engagement letter between Primo and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $12 million, all of which is contingent upon consummation of the transactions. In addition, Primo has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender, or cause to be tendered, all shares of Primo common stock held of record or beneficially owned by such person pursuant to the offer. Each of the Company’s directors and executive officers has entered into a support agreement as described under Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Cott, Purchaser and Certain of Their Affiliates—Tender and Support Agreements and Side Letters,” pursuant to which such directors and officers have agreed to tender their shares of Primo common stock in the offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Goldman Sachs by the Company in Item 4. “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” is incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the offer or the mergers, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of Primo common stock have been effected during the 60 days prior to the date of this Schedule 14D-9 by Primo, or to Primo’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except as forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Billy D. Prim	1/24/2020	93,402	$14.51	Forfeiture to pay tax withholding upon settlement of deferred stock units
Bill D. Prim	1/24/2020	254,049	$0	Settlement of deferred stock units
David J. Mills	1/24/2020	12,075	$14.51	Forfeiture to pay tax withholding upon settlement of deferred stock units
David J. Mills	1/24/2020	28,982	$0	Settlement of deferred stock units
David W. Hass	1/24/2020	19,170	$14.51	Forfeiture to pay tax withholding upon settlement of deferred stock units
David W. Hass	1/24/2020	45,715	$0	Settlement of deferred stock units
Michael Cauthen	1/15/2020	349	$14.43	Forfeiture to pay tax withholding upon vesting of RSUs
Michael Cauthen	1/15/2020	1,000	$0	Vesting of RSUs
David J. Mills	1/15/2020	874	$14.43	Forfeiture to pay tax withholding upon vesting of RSUs
David J. Mills	1/15/2020	2,500	$0	Vesting of RSUs
David W. Hass	12/31/2019	536	$9.55	Shares acquired under ESPP
Michael Cauthen	12/31/2019	309	$9.55	Shares acquired under ESPP
Malcolm McQuilkin	12/20/2019	14,196	$9.60	Exercise of warrant for shares of common stock(1)
Billy D. Prim	12/19/2019	3,833	$9.60	Exercise of warrant for shares of common stock(2)
David J. Mills	12/19/2019	354	$9.60	Exercise of warrant for shares of common stock(2)

(1)	Such warrants were exercisable only until (a) December 30, 2019 with respect to 7,098 shares and (b) October 5, 2020 with respect to 7,098 shares.
(2)	Such warrants were exercisable only until December 30, 2019.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as described in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the offer that relate to, or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company.

Pursuant to the terms of the merger agreement, the Company has agreed that, prior to the first effective time, the Company will not, among other things, solicit, initiate or knowingly encourage or facilitate any alternative acquisition proposals from third parties or participate in any discussions or negotiations with third parties with respect to any alternative transaction proposals. In addition, the Company has agreed to follow certain procedures in the event it receives an unsolicited acquisition proposal. See “Merger Agreement; No Solicitation of Other Offers by Primo” of the offer to exchange.

Except as described above or as otherwise set forth in this Schedule 14D-9 or incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the offer that relate to one or more of the matters referred to in the preceding paragraphs.

Item 8.	Additional Information.

Appraisal Rights.

General.

This section summarizes certain material provisions of Delaware law pertaining to appraisal rights. The following discussion, however, is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, a copy of which is attached as Annex II to this Schedule 14D-9 and is incorporated by reference. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation as to whether or not a Primo stockholder should exercise its right to seek appraisal under Section 262 of the DGCL. For purposes of appraisal rights available to Primo stockholders, and except as otherwise provided in Section 262 of the DGCL or in this section of this Schedule 14D-9, all references in Section 262 of the DGCL, and in this section of this Schedule 14D-9, to “stockholder” are to the record holder of the shares of Primo common stock except where otherwise noted.

No appraisal rights are available to Primo stockholders in connection with the offer. If the offer is completed and the first merger is consummated, a Primo stockholder will be entitled to appraisal rights for such shares only if such stockholder (i) does not tender his, her or its shares of Primo common stock in the offer and (ii) otherwise complies with the requirements of Section 262 of the DGCL. A stockholder seeking appraisal rights must make a demand for appraisal rights by the deadlines set forth in Section 262 and summarized below even though such stockholder may not ultimately be entitled to appraisal rights.

Primo stockholders who are entitled to appraisal rights and wish to exercise the right to seek an appraisal of their shares (i) must not tender their shares of Primo common stock in the offer, (ii) must continuously hold their shares of Primo common stock through the first effective time, (iii) must deliver to Primo a written demand for appraisal no later than the later of (a) the consummation of the offer and (b) 20 days following the date of this

Schedule 14D-9, and (iv) must otherwise comply with the applicable requirements of Section 262 of the DGCL. The date on which a written demand for appraisal must be delivered to Primo will occur prior to the date on which a holder of Primo common stock will make an election in connection with the first merger.

Appraisal rights is a process by which a stockholder may seek the “fair value” of his, her or its shares of Primo common stock in cash, together with interest, if any, as determined by the Delaware Court of Chancery, if the first merger is completed. The “fair value” of shares of Primo common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the transaction consideration that Primo stockholders would otherwise be entitled to receive under the terms of the merger agreement.

Under Section 262 of the DGCL, because Primo stockholders are being asked to tender their shares of Primo common stock in accordance with Section 251(h) of the DGCL, either a constituent corporation before the effective date of the first merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the first merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

A HOLDER OF PRIMO COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING SUMMARY AND ANNEX II CAREFULLY. FAILURE TO COMPLY WITH THE PROCEDURES OF SECTION 262 OF THE DGCL IN A TIMELY AND PROPER MANNER MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL, IF A HOLDER OF PRIMO COMMON STOCK WISHES TO EXERCISE HIS, HER OR ITS APPRAISAL RIGHTS, THE HOLDER IS URGED TO CONSULT WITH ITS OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. A PRIMO STOCKHOLDER WHO LOSES HIS, HER OR ITS APPRAISAL RIGHTS WILL BE ENTITLED TO RECEIVE THE MIXED CONSIDERATION FOR EACH SHARE OF PRIMO COMMON STOCK.

How to Exercise and Perfect Your Appraisal Rights.

If you are a Primo stockholder and wish to exercise the right to seek an appraisal of your shares of Primo common stock, you must comply with ALL of the following:

•	you must not tender your shares of Primo common stock pursuant to the offer;

•

you must deliver to Primo a written demand for appraisal within the later of the consummation of the offer and 20 days after the date of the mailing of this Schedule 14D-9, and such demand must reasonably inform Primo of your identity and your intention to demand appraisal of your shares of Primo common stock;

•

you must continuously hold your shares of Primo common stock from the date of making the demand through the effective date of the first merger. You will lose your appraisal rights if you transfer the shares before the effective date of the first merger; and

•

you, another Primo stockholder, a beneficial owner of Primo common stock or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of Primo common stock within 120 days after the effective date of the first merger. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of Primo stockholders or a beneficial owner of Primo common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Primo common stock within the time prescribed in Section 262 of the DGCL.

In addition, under the “de minimus carve-out,” the Delaware Court of Chancery will dismiss appraisal proceedings as to all shares of Primo common stock if, immediately before the first merger, such shares were listed on a national securities exchange unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Primo common stock eligible for appraisal or (ii) the value of the consideration provided in the first merger for such total number of shares entitled to appraisal exceeds $1 million. Because Primo common stock is listed on a national securities exchange and is expected to continue be listed on such exchange immediately before the first merger, at least one of the thresholds set forth in the de minimus carve-out must be met in order for Primo stockholders to be entitled to appraisal rights with respect to such shares of Primo common stock.

Who May Exercise Appraisal Rights.

A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Primo of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its Primo common stock. Beneficial owners who do not also hold their shares of Primo common stock of record may not directly make appraisal demands to Primo. The beneficial owner must, in such cases, have the holder of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of Primo common stock of record. A holder of record, such as a bank, broker or other nominee, who holds shares of Primo common stock as a nominee or intermediary for others may exercise his, her or its right of appraisal with respect to the shares of Primo common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Primo common stock as to which appraisal is sought. Where no number of shares of Primo common stock is expressly mentioned, the demand will be presumed to cover all shares of Primo common stock held in the name of the holder of record.

IF YOU HOLD YOUR SHARES OF PRIMO COMMON STOCK IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A NOMINEE OR INTERMEDIARY, YOU MUST ACT PROMPTLY TO CAUSE THE HOLDER OF RECORD TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKERAGE WHO IN TURN HOLDS THE SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE, SUCH AS THE DEPOSITORY TRUST COMPANY, A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS THE HOLDER OF RECORD.

If you own shares of Primo common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the holder or holders of record and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the holder or holders of record.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

Attention: Corporate Secretary

If the first merger is consummated, the surviving corporation will give written notice of the effective date of the first merger within 10 days after the first effective time to Primo stockholders who did not tender their shares in the offer and who made a written demand for appraisal in accordance with Section 262 of the DGCL.

Filing a Petition for Appraisal.

Within 120 days after the first effective time, either the record holder or a beneficial owner of Primo common stock, provided such person has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a record holder or a beneficial owner of Primo common stock, demanding an appraisal of the value of the shares of Primo common stock held by all stockholders who have properly demanded appraisal. Notwithstanding the foregoing, at any time within 60 days after the first effective time, any Primo stockholder that made a demand for appraisal but did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw the demand and to accept the mixed consideration in accordance with the merger agreement for each of his, her or its shares of Primo common stock, but after such 60-day period a demand for appraisal may be withdrawn only with the written approval of the surviving corporation. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the first effective time, any record holder or beneficial owner of Primo common stock who has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of Primo common stock not tendered into, and accepted for purchase in, the offer, and with respect to which Primo has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to you within the later of (a) 10 days after receipt by the surviving corporation of the request therefor or (b) 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by you or another holder of record or beneficial owner of Primo common stock who has properly exercised his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is served on the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. The Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to the stockholders shown on such verified list at the addresses therein stated. Such notice will also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Delaware Court of Chancery deems advisable. The forms of the notices by mail and by publication will be approved by the Delaware Court of Chancery, and the costs thereof will be borne by the surviving corporation. At the hearing on the petition, the Delaware Court of Chancery will then determine which Primo stockholders are entitled to appraisal rights and may require the Primo stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss the proceedings as to any Primo stockholder who fails to comply with this direction. Assuming the shares of Primo common stock remain listed on a national securities exchange immediately before the first merger, the Delaware Court of Chancery will also dismiss proceedings as to all Primo stockholders otherwise entitled to appraisal rights if the thresholds set forth in the de minimus carve-out described above are not met. After the Delaware Court of Chancery determines the stockholders entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Primo common stock, exclusive of any element of value arising from the accomplishment or expectation of the first merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the first merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the first effective time and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder entitled to appraisal. If the surviving corporation makes such a voluntary cash payment, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Determination of Fair Value.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of Primo common stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the transaction consideration. The surviving corporation does not anticipate offering more than the transaction consideration to any Primo stockholder exercising appraisal rights and reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Primo common stock is less than the transaction consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.

If no party files a petition for appraisal within 120 days after the first effective time or, assuming the shares of Primo common stock remain listed on a national securities exchange immediately before the first merger, and the conditions necessary to overcome the de minimus carve-out are not met, then all Primo stockholders will lose the right to an appraisal, and will instead receive the mixed consideration for each share of Primo common stock as described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Each Primo stockholder party to the appraisal proceeding is responsible for his, her or its own attorneys’ fees and expert witnesses’ fees and expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Primo common stock entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, on or after the first effective time, vote the shares of Primo common stock subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Primo common stock as of a record date prior to the first effective time.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the mixed consideration for each of your shares of Primo common stock by delivering a written withdrawal of the demand for appraisal and an acceptance of the first merger to the surviving corporation, except that any attempt to withdraw made more than 60 days after the first effective time will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any Primo stockholder that has made an appraisal demand but who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the first merger within 60 days after the first effective time. If you fail to perfect, successfully withdraw your demand for appraisal, or otherwise lose your appraisal rights, each of your shares of Primo common stock will be converted into the right to receive the mixed consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of your appraisal rights. In that event, you will be entitled to receive the mixed consideration for each of your shares of Primo common stock in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Primo stockholder and are considering exercising your appraisal rights under the DGCL, you are urged to consult your own legal and financial advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES COMPLIANCE WITH THE PREREQUISITES OF SECTION 262 OF THE DGCL. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

The foregoing summary of the rights of Primo stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Primo stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Delaware Anti-takeover Statute.

As a Delaware corporation, the Company is governed by the DCGL, including Section 203 of the DGCL, which generally prevents certain “business combinations” with an “interested stockholder” (generally, any person who beneficially owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder without the approval of holders of 66 2/3% of the voting stock not held by the interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the merger agreement and the support agreements and the transactions contemplated thereby for purposes of Section 203 of the DGCL and, therefore, the restrictions of Section 203 are inapplicable to the offer and the mergers.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of the Company that is based on or otherwise relates to the mergers, which is referred to as “golden parachute” compensation, assuming the following:

•	the price per share of Primo common stock paid in the offer is $14.00;

•

the mergers closed on January 24, 2020, the last practicable date prior to the filing of this Schedule 14D-9, and constitute a Change of Control for purposes of the applicable employment agreements; and

•

the named executive officers were terminated without cause immediately prior to the first effective time on January 24, 2020, which is the last practicable date prior to the filing of this Schedule 14D-9.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. For more information regarding these arrangements, see Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

Name	Cash($)		Equity($)		Perquisites/ Benefits ($)		Total($)
Billy D. Prim	$2,770,368	(1)	$8,261,558	(2)	$40,790	(3)	$11,072,716
Matthew T. Sheehan(4)	—		—		—		—
David J. Mills	$386,250	(5)	$1,948,285	(6)	$2,073	(7)	$2,336,608
David W. Hass	$265,225	(8)	$1,654,086	(9)	$38,518	(10)	$1,957,829

(1)

Pursuant to Mr. Prim’s employment agreement, this double-trigger arrangement represents severance payments to be paid in a lump sum on the 60th day following the termination date in an amount equal to 6.0 times the sum of (a) his highest base salary in effect during the 12 months immediately prior to his termination date plus (b) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date. Such severance payments are conditioned upon Mr. Prim’s execution of a release of claims in favor of the Company that becomes irrevocable prior to the 60th day following the termination date.

(2)

Pursuant to Mr. Prim’s employment agreement, all unvested equity compensation awards granted by the Company become fully vested as of the date of a Change of Control. This single-trigger arrangement represents a value of $252,000 for unvested RSUs for which vesting will be accelerated. The amount in the table also reflects a value of $896,200 for vested in-the-money Primo options and $7,113,358 for DSUs.

(3)

Pursuant to Mr. Prim’s employment agreement, this double-trigger arrangement represents coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other senior executive officers for the 24 months following his termination date or payment of COBRA health insurance premiums. Such coverage is conditioned upon Mr. Prim’s execution of a release of claims in favor of the Company that becomes irrevocable prior to the 60th day following the termination date.
(4)	Effective November 1, 2019, Mr. Sheehan was terminated as President and Chief Executive Officer of the Company.
(5)

Pursuant to Mr. Mills’ employment agreement, this double-trigger arrangement represents severance payments to be paid in a lump sum on the 60th day following the termination date in an amount equal to 1.5 times the sum of (a) his highest base salary in effect during the 12 months immediately prior to his termination date plus (b) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date. Such severance payments are conditioned upon Mr. Mills’ execution of a release of claims in favor of the Company.

(6)

Pursuant to Mr. Mills’ employment agreement, all unvested equity compensation awards granted by the Company become fully vested as of the date of a Change of Control. This single-trigger arrangement represents a value of $214,662 for unvested RSUs for which vesting will be accelerated. The amount in the table also reflects a value of $1,327,875 for vested in-the-money Primo options and $405,748 for DSUs.

(7)

Pursuant to Mr. Mills’ employment agreement, this double-trigger arrangement represents coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other senior executive officers for the 18 months following his termination date or payment of COBRA health insurance premiums. Such coverage is conditioned upon Mr. Mills’ execution of a release of claims in favor of the Company.

(8)

Pursuant to the severance program adopted on January 10, 2020, this single-trigger arrangement represents a lump sum cash payment equal to the sum of (a) Mr. Hass’s annual base salary plus (b) his prorated annual bonus at target for the year of termination. Such severance payments are conditioned upon Mr. Hass’s execution of a release of claims in favor of the Company.

(9)

Pursuant to the severance program adopted on January 10, 2020, all of Mr. Hass’s unvested RSUs would vest as of the date of termination. This single-trigger arrangement represents a value of $200,662 for unvested RSUs for which vesting would be accelerated. This benefit is conditioned upon Mr. Hass’s execution of a release of claims in favor the Company. The amount in the table also reflects a value of $813,400 for vested in-the-money Primo options and $640,024 for DSUs.

(10)

Pursuant to the program, this single-trigger arrangement represents (a) a lump sum cash payment of $28,518 for Mr. Hass’s annual COBRA insurance premiums and (b) employer-paid full executive level outplacement services for a period of 12 months with a value of $10,000. These benefits are conditioned upon Mr. Hass’s execution of a release of claims in favor of the Company.

Stockholder Approval Vote Not Required.

Neither Cott nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. If the offer is consummated, Cott and Purchaser do not anticipate seeking the approval of Primo’s remaining stockholders before effecting the mergers. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the offer, the merger agreement contemplates that the parties will effect the closing of the first merger without a vote of Primo’s stockholders in accordance with Section 251(h) of the DGCL.

Antitrust Compliance.

Primo and Cott have agreed to use their reasonable best efforts to comply with all regulatory notification requirements and obtain all regulatory approvals required to consummate the offer and the mergers. Under the HSR Act and the rules that have been promulgated thereunder, the offer and the first merger cannot be completed until Primo and Cott file a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) under the HSR Act, and the applicable 30-day waiting period has expired or been terminated.

Pursuant to the requirements of the HSR Act, Primo and Cott each filed a Notification and Report Form with respect to the offer and the mergers with the Antitrust Division of the DOJ on January 28, 2020.

At any time before or after consummation of the mergers, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Legal Proceedings.

As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceeding relating to the offer or the mergers.

Cautionary Note Regarding Forward-Looking Statements.

Information both included and incorporated by reference in this document may contain forward-looking statements, which may be identified by their use of terms such as “intend,” “plan,” “may,” “should,” “will,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “continue,” “potential,” “opportunity,” “project” and similar terms and their negative expressions. These statements convey management’s expectations as to the future based on plans, estimates and projections at the time Primo makes the statements. Forward-looking statements involve inherent risks and uncertainties and Primo cautions investors that a number of significant factors could cause actual results to differ materially from those expressed or implied by any such forward-looking statement. The forward-looking statements contained in this document include, but are not limited to, statements related to the benefits and completion of the transactions on the terms proposed, the anticipated financing of the transactions on the terms proposed, the anticipated timing of the transactions, expected synergies and contribution to the combined company’s performance, and the potential impact the acquisition will have on Primo and related matters.

All subsequent forward-looking statements attributable to Primo, Cott or any person acting on Primo’s or Cott’s behalf are qualified by the cautionary statements in this section.

Factors that could have a material adverse effect on Primo’s or Cott’s operations and future prospects or the consummation of the offer and the mergers, many of which are difficult to predict and beyond the control of Primo or Cott, include, but are not limited to:

•	failure to satisfy the conditions to consummate the offer and the mergers;

•	uncertainties as to how many Primo stockholders will tender their shares in the offer;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the failure of the offer and the mergers to close in a timely manner or at all;

•	difficulties encountered in integrating or inability of Cott to integrate Primo following completion of the acquisition;

•	failure to realize the expected benefits, costs savings, revenues, profits, synergies or growth from the acquisition of Primo, in a timely manner or at all;

•	failure to meet expectations concerning future business combinations or dispositions, at all or within a specific time period, including Cott’s planned disposition of its S&D Coffee and Tea business;

•	significant transaction costs related to the offer and the mergers;

•	effects of the pendency of the acquisition on relationships with employees, suppliers, customers and other business partners;

•	Cott acquiring, managing and integrating new operations, businesses or assets, and the associated diversion of management attention or other related costs or difficulties;

•	the loss of the services of any key employees, the inability to attract or retain qualified employees in the future, or delays in hiring required employees;

•	the inherent uncertainty associated with financial or other projections;

•	changes in tax laws or other rules or regulations, including laws relating to net operating loss carry-forwards and credits;

•	potential non-realization of expected orders or non-realization of backlog;

•	variations in product development costs, especially related to advanced technologies;

•	risks related to litigation and/or regulatory actions related to the offer and the mergers;

•	fluctuations in the market price of Primo’s or Cott’s common stock, for any reason; and

•	negative effects of this Schedule 14D-9 or the consummation of the offer and mergers on the market price of Primo’s or Cott’s common stock and on Primo’s or Cott’s operating results.

The foregoing list of factors is not exhaustive. These risks and uncertainties, along with the risk factors discussed in Primo’s and Cott’s filings with the SEC as described below, should be considered in evaluating any forward-looking statements contained in this document.

Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Investors are urged to carefully review and consider the various disclosures, including but not limited to risk factors relating to Primo and Cott contained in their respective Annual Reports on Form 10-K for the fiscal years ended December 31, 2018 and December 29, 2018, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The statements made in this Schedule 14D-9 are made as of the date hereof. Primo does not undertake to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Where You Can Find More Information.

Primo and Cott are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Primo and Cott are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, equity awards granted to them, the principal holders of their securities and any material interest of such persons in transactions with Primo or Cott, as applicable. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.

The SEC allows Primo to “incorporate by reference” information into this Schedule 14D-9, which means that Primo can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Primo incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 6, 2019;

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, filed on May 9, 2019; ended June  30, 2019, filed on August 7, 2109; and ended September  30, 2019, filed on November 6, 2019;

•	Current Reports on Form 8-K filed on March 5, 2019; May 2, 2019; November 5, 2019; November 27, 2019; and January 13, 2020;

•	Proxy Statement on Schedule 14A for the 2019 annual meeting of stockholders, filed on March 28, 2019; and

•

the description of Primo’s common stock set forth in Primo’s Registration Statement on Form 8-A filed on August 11, 2010, together with all amendments and reports filed for the purpose of updating such description.

Primo also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(1)(B)	Letter of Election and Transmittal (incorporated by reference to Exhibit 99.4 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(5)(A)	Joint Press Release issued by Cott and Primo dated January 13, 2020 announcing execution of Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to Primo’s Current Report on Form 8-K filed on January 13, 2020)

(a)(5)(B)*	Opinion of Goldman Sachs & Co. LLC dated January 13, 2020 (included as Annex I to this Schedule 14D-9)

(a)(5)(C)	List of frequently asked questions provided to certain employees of Cott (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(D)	Email to employees of Cott (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(E)	Email to certain suppliers of DS Services of America, Inc. (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(F)	Email to employees of DS Services of America, Inc. (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(G)	List of frequently asked questions provided to employees of Primo (incorporated by reference to Primo’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(H)	Email to employees of Primo (incorporated by reference to Primo’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(I)	Slide Presentation entitled “Cott to Acquire Primo—Creating a leading pure play water company” (incorporated by reference to Exhibit 99.1 to Primo’s Current Report on Form 8-K filed on January 13, 2020)

(a)(5)(J)	Scripted portion of transcript of conference call held January 13, 2020 (incorporated by reference to Exhibit 99.2 to Primo’s Current Report on Form 8-K filed on January 13, 2020)

(a)(5)(K)	Q&A portion of transcript of conference call held January 13, 2020 (incorporated by reference to Primo’s Current Report on Form 8-K filed on January 14, 2020)

(a)(5)(L)	Email to certain suppliers of Primo (incorporated by reference to Primo’s filing pursuant to Rule 425 on January 14, 2020)

(a)(5)(M)	Email to certain customers of Primo (incorporated by reference to Primo’s filing pursuant to Rule 425 on January 14, 2020)

Exhibit No.	Description

(a)(5)(N)	Description of equity award treatment provided to employees of Primo (incorporated by reference to Primo’s filing pursuant to Rule 425 on January 14, 2020)

(e)(1)	Agreement and Plan of Merger, dated as of January 13, 2020, by and among Cott Corporation, Cott Holdings Inc., Fore Acquisition Corporation, Fore Merger LLC and Primo Water Corporation (incorporated by reference to Exhibit 2.1 to Primo’s Current Report on Form 8-K filed on January 13, 2020)

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 28, 2020, by and among Cott Corporation, Cott Holdings Inc., Fore Acquisition Corporation, Fore Merger LLC and Primo Water Corporation (incorporated by reference to Annex A-2 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(e)(3)	Form of Tender and Support Agreement, dated as of January 13, 2020, by and among Cott Corporation, Fore Acquisition Corporation and certain stockholders of Primo Water Corporation (incorporated by reference to Annex II of Exhibit 2.1 to Primo’s Current Report on Form 8-K filed by Primo on January 13, 2020)

(e)(4)	Form of Side Letter, dated as of January 13, 2020, by and among Cott Corporation, Fore Acquisition Corporation and certain stockholders of Primo Water Corporation (incorporated by reference to Exhibit 99.3 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(e)(5)*	Confidentiality Agreement, dated as April 10, 2019, between Primo Water Corporation and Cott Corporation

(e)(6)*	Exclusivity Agreement, dated as of December 23, 2019, between Primo Water Corporation and Cott Corporation

(e)(7)	Amended and Restated Certificate of Incorporation of Primo Water Corporation (incorporated by reference to Exhibit 3.1 to Primo’s Current Report on Form 8-K filed on May 19, 2017)

(e)(8)	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Primo Water Corporation (incorporated by reference to Post-Effective Amendment No. 1 to Primo’s Registration Statement on Form S-3 (File No. 333-200016) filed on May 19, 2017)

(e)(9)	Bylaws of Primo Water Corporation (incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q filed on August 9, 2017)

(e)(10)	Amendment to Sixth Amended and Restated Certificate of Incorporation of Primo Water Operations, Inc. (contained in Certificate of Merger) (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on May 19, 2017)

(e)(11)	2004 Stock Plan (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Primo’s Registration Statement on Form S-1 (Registration No. 333-165452) filed on April 26, 2010)

(e)(12)	2010 Omnibus Long-Term Incentive Plan (“2010 Omnibus Plan”) (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to Primo’s Registration Statement on Form S-1 (Registration No. 333-165452) filed on April 26, 2010)

(e)(13)	Form of Option Agreement under 2010 Omnibus Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to Primo’s Registration Statement on Form S-1 (Registration No. 333-165452) filed on April 26, 2010)

(e)(14)	Form of Restricted Stock Award Agreement under 2010 Omnibus Plan (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to Primo’s Registration Statement on Form S-1 (Registration No. 333-165452) filed on April 26, 2010)

Exhibit No.	Description

(e)(15)	2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to Primo’s Registration Statement on Form S-1 (Registration No. 333-165452) filed on April 26, 2010)

(e)(16)	Form of Amended and Restated Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.43 to Amendment No. 7 to Primo’s Registration Statement on Form S-1 (Registration No. 333-165452) filed on October 6, 2010)

(e)(17)	Form of Amended and Restated Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.44 to Amendment No. 7 to Primo’s Registration Statement on Form S-1 (Registration No. 333-165452) filed on October 6, 2010)

(e)(18)	Form of Restricted Stock Unit Award Agreement under 2010 Omnibus Plan (incorporated by reference to Exhibit 10.30 to Primo’s Annual Report on Form 10-K filed on March 30, 2011)

(e)(19)	Form of Warrant to Purchase Common Stock dated as of April 30, 2012 (incorporated by reference to Exhibit 10.4 to Primo’s Current Report on Form 8-K filed on May 2, 2012)

(e)(20)	Registration Rights Agreement dated as of April 30, 2012 by and among Primo and certain holders of warrants issued by Primo on April 30, 2012 (incorporated by reference to Exhibit 10.5 to Primo’s Current Report on Form 8-K filed on May 2, 2012)

(e)(21)	Amended and Restated 2010 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Primo’s Current Report on Form 8-K filed on May 17, 2012)

(e)(22)	Amendment No. 1 to 2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Primo’s Current Report on Form 8-K filed on May 17, 2012)

(e)(23)	First Amendment to Warrant dated as of November 6, 2012 by and between Primo and Comvest Capital II, L.P. (incorporated by reference to Exhibit 10.2 to Primo’s Quarterly Report on Form 10-Q filed on November 8, 2012)

(e)(24)	Primo Water Corporation 2013 Annual Incentive Plan (incorporated by reference to Exhibit 10.2 to Primo’s Quarterly Report on Form 10-Q filed on August 14, 2013)

(e)(25)	Amended and Restated Employment Agreement dated as of June 10, 2013 between Primo and Billy D. Prim (incorporated by reference to Exhibit 10.3 to Primo’s Current Report on Form 8-K filed on June 14, 2013)

(e)(26)	Primo Water Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.38 to Primo’s Annual Report Form 10-K filed on March 17, 2014)

(e)(27)	Amendment No. 1 to Primo Water Corporation 2010 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Primo’s Current Report on Form 8-K filed on May 5, 2015)

(e)(28)	Primo Water Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Primo’s Current Report on Form 8-K filed on July 2, 2015)

(e)(29)	Primo Water Corporation Amended and Restated Value Creation Plan (incorporated by reference to Exhibit 10.1 to Primo’s Quarterly Report on Form 10-Q filed on May 4, 2016)

(e)(30)	2016 Amendment to Employment Agreement, dated as of October 31, 2016, by and between Primo Water Corporation and Billy Prim (incorporated by reference to Exhibit 10.1 to Primo’s Quarterly Report on Form 10-Q filed on November 2, 2016)

Exhibit No.	Description

(e)(31)	Amendment No. 2 to Primo Water Corporation Amended and Restated 2010 Omnibus Long-Term Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement for Primo’s 2017 Annual Meeting of Stockholders filed on March 29, 2017)

(e)(32)	Amendment No. 2 to Primo Water Corporation 2010 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement for Primo’s 2017 Annual Meeting of Stockholders filed on March 29, 2017)

(e)(33)	Primo Water Corporation Long-Term Performance Plan (incorporated by reference to Exhibit 10.1 to Primo’s Quarterly Report on Form 10-Q filed on May 10, 2017)

(e)(34)	Primo Water Corporation Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Primo’s Quarterly Report on Form 10-Q filed on May 10, 2017)

(e)(35)	Compensation Plan and Warrant Assignment Agreement, dated May 18, 2017, by and between Primo Water Corporation and Primo Water Operations, Inc. (incorporated by reference to Exhibit 10.1 to Primo’s Current Report on Form 8-K filed on May 19, 2017)

(e)(36)	Employment Agreement, dated as of March 6, 2018, by and between Primo Water Corporation and David J. Mills (incorporated by reference to Exhibit 10.43 to Primo’s Annual Report on Form 10-K filed on March 7, 2018)

(e)(37)	Amended and Restated Non-Employee Director Compensation Policy, effective February 28, 2018 (incorporated by reference to Exhibit 10.37 to Primo’s Annual Report on Form 10-K filed on March 6, 2019)

(e)(38)	Primo Water Corporation 2019 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Primo’s Quarterly Report on Form 10-Q filed on May 9, 2019)

(e)(39)	Amendment No. 3 to Primo Water Corporation 2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Primo’s Quarterly Report on Form 10-Q filed on May 9, 2019)

(e)(40)	Primo Water Corporation 2019 Omnibus Long-Term Incentive Plan Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to Primo’s Quarterly Report on Form 10-Q filed on August 7, 2019)

(e)(41)	Primo Water Corporation 2019 Omnibus Long-Term Incentive Plan Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to Primo’s Quarterly Report on Form 10-Q filed on August 7, 2019)

(e)(42)	Primo Water Corporation 2019 Omnibus Long-Term Incentive Plan Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to Primo’s Quarterly Report on Form 10-Q filed on August 7, 2019)

(e)(43)	Severance Program, effective January 10, 2020 (incorporated by reference to Primo’s Current Report on Form 8-K filed on January 13, 2020)

*	Filed herewith.

Annex I	Opinion of Goldman Sachs & Co. LLC
Annex II	Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIMO WATER CORPORATION

By:	/s/ David J. Mills

Name:	David J. Mills
Title:	Chief Financial Officer

Dated: January 28, 2020

Annex I

OPINION OF GOLDMAN SACHS & CO. LLC

[Letterhead of Goldman Sachs& Co. LLC]

PERSONAL AND CONFIDENTIAL

January 13, 2020

Board of Directors

Primo Water Corporation

101 N. Cherry Street, Suite 501

Winston-Salem, NC 27101

United States

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Cott Corporation (“Cott”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Primo Water Corporation (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 13, 2020 (the “Agreement”), by and among Cott, Cott Holdings Inc., a wholly owned subsidiary of Cott, Fore Acquisition Corporation, a wholly owned subsidiary of Cott (“Acquisition Sub”), Fore Merger LLC, a wholly owned subsidiary of Cott, and the Company. The Agreement provides for an exchange offer for all of the Shares (the “Exchange Offer”) pursuant to which Acquisition Sub will exchange, for each Share accepted, at the election of the holder thereof either (i) $14.00 in cash (the “Cash Consideration”), (ii) 1.0229 shares of common stock, no par value per share (the “Cott Common Stock”), of Cott (the “Stock Consideration”) or (iii) $5.04 in cash and 0.6549 shares of Cott Common Stock (the “Mixed Consideration”), subject to proration and certain other procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. The Agreement further provides that, following completion of the Exchange Offer, and subject to the satisfaction of certain other conditions, Acquisition Sub will merge with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Cott, Acquisition Sub, any other wholly owned subsidiary of Cott and the Company and Shares held by stockholders who have properly exercised and perfected their respective demands for appraisal of such Shares and have neither effectively withdrawn nor lost their rights to such appraisal and payment under the Delaware General Corporation Law) will be converted at the election of the holder thereof into the Cash Consideration, the Stock Consideration or the Mixed Consideration, subject to proration and certain other procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. The Cash Consideration, Stock Consideration and Mixed Consideration to be paid for the Shares pursuant to the Agreement are collectively referred to herein as the “Aggregate Consideration”.

Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Cott, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide financial advisory and/or underwriting services to the Company, Cott and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders or shareholders, as applicable, and Annual Reports on Form 10-K of the Company and Cott for the five fiscal years ended December 31, 2018 and December 29, 2018, respectively; certain interim reports to stockholders or shareholders, as applicable, and Quarterly Reports on Form 10-Q of the Company and Cott; certain other communications from the Company and Cott to their respective stockholders or shareholders, as applicable; certain publicly available research analyst reports for the Company and Cott; certain internal financial analyses and forecasts for the Company prepared by its management and for Cott standalone prepared by Cott’s management, and certain financial analyses and forecasts for Cott pro forma for the Transaction prepared by the managements of the Company and Cott, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the managements of the Company and Cott to result from the Transaction, as approved for our use by the Company (the “Synergies”); and certain internal analyses and estimates of the Company’s expected utilization of net operating loss carryforwards prepared by its management, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior managements of the Company and Cott regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Cott; reviewed the reported price and trading activity for the Shares and shares of Cott Common Stock; compared certain financial and stock market information for the Company and Cott with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the food and beverage industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Cott or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Cott or the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Cott and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than Cott and its affiliates) of

Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Cott Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Cott or the ability of the Company or Cott to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange Offer, how any holder of Shares should make any election with respect to the Exchange Offer or the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than Cott and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)

Annex II

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262—APPRAISAL RIGHTS

§ 262 Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by §  363(a) of this title, appraisal rights shall be available as contemplated by §  363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.